
Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667



Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

August 18, 2006

SUPPL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

06016174

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated August 10, 2006 as posted on SEDAR. Additionally enclosed please find the Q2 Interim Report, Consolidated Balance Sheets, Certifications of Interim Filings and Management's Discussion and Analysis as also posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE

August 10, 2006

CONNACHER OIL AND GAS SHOWS INTEGRATED STRATEGY, IS WORKING WITH STRONG SECOND QUARTER RESULTS

Calgary, Alberta – **Connacher Oil and Gas Limited** (CLL – TSX) has made great strides in its growth in the second quarter of 2006. Most importantly, Connacher received regulatory approval for its Great Divide oil sands project. In addition, the company has successfully integrated the acquisitions of conventional natural gas production in Alberta along with an 8,300 bbl/d refinery in Montana. As a result, revenue for the second quarter of $64.6 million is 2,211 percent higher than the same period of 2005.

Cash flow for the second quarter was $11 million, up 883 percent from the second quarter of 2005. This strong cash flow as well as Connacher's advancing plans for long term debt financing are providing the capital for Great Divide development, expected to add production of 10,000 bbl/d upon completion.

Highlights for Second Quarter 2006

- Great Divide Project receives regulatory approval
- Conventional production more than triples to exceed 3,500 boe/d
- Integrated strategy kicks in with revenue up over 1,384 percent in first half of 2006
- Cash flow from operations before working capital changes ("cash flow") up 883 percent in first half of 2006 to $11 million
- Outlook for further growth at Great Divide strengthened
- Plans advanced for a long term project debt financing to refinance short term refinery acquisition debt and to provide added capital for Great Divide development

	Three months ended June 30			Six months ended June 30		
	2006	**2005**	**% Change**	**2006**	**2005**	**% Change**
FINANCIAL ($000's except per share amounts) [1]						
Total revenue	**64,614**	2,796	2,211	**69,059**	4,654	1,384
Cash flow from operations before working capital changes [2]	**9,499**	877	983	**11,224**	1,142	883
Per share, basic [2]	**0.05**	0.01	400	**0.07**	0.01	600
Per share, diluted [2]	**0.05**	0.01	400	**0.06**	0.01	500
Net earnings (loss) for the period	**(2,419)**	(230)	952	**(3,085)**	1,443	
Per share, basic	**(0.01)**	-		**(0.02)**	0.02	
Per share, diluted	**(0.01)**	-		**(0.02)**	0.02	
Capital expenditures and acquisitions	**34,280**	5,649	507	**335,116**	11,697	2,765
Cash on hand				**7,505**	2,879	161
Working capital (deficit) [3]				**(42,483)**	854	
Shareholders' equity				**340,639**	41,217	726
Total assets				**492,859**	52,432	840
OPERATING [1]						
Conventional daily sales volumes						
Crude oil - bbl/d	**1,026**	702	46	**858**	666	29
Natural gas - mcf/d	**15,172**	1,416	971	**8,921**	1,372	550
Barrels of oil equivalent - boe/d [4]	**3,554**	938	279	**2,345**	894	162
Conventional prices						
Oil - $/bbl	**61.45**	41.23	49	**53.26**	35.96	48

Natural gas - $/mcf	**5.66**	0.99	472	**5.76**	1.08	433
Barrels of oil equivalent - $/boe (4)	**41.88**	32.35	29	**41.39**	28.42	46
Refining						
Sales revenue (5)	**50,967**	-	-	**50,967**	-	-
Margins	**3,988**	-	-	**3,988**	-	-
Margins (%)	**7.8%**	-	-	**7.8%**	-	-
Common shares outstanding (000's)						
Weighted average						
Basic	**191,672**	92,875	106	**173,015**	92,037	88
Diluted	**198,931**	95,555	108	**180,416**	94,717	90
End of period						
Issued				**191,924**	93,013	106
Fully diluted				**207,551**	100,331	107

(1) In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(2) Cash flow from operations before working capital changes ("cash flow") and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(3) A short term working capital deficiency exists at June 30, 2006 as part of the consideration paid for the refinery acquisition which was financed with short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

(4) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5) Results from the date of purchase of the refinery on March 31, 2006 to June 30, 2006. In the month of April 2006 the refinery was shut down for approximately 20 days for scheduled turnaround maintenance.

Letter to Shareholders

Connacher made significant progress during the second quarter and first half of 2006. Significant revenue growth was recorded, reflecting the impact of the acquisition of both Luke Energy Ltd. and the purchase of refining assets in Great Falls, Montana. As a consequence, the company's cash flow also expanded considerably. Despite this significant growth, a loss was recorded for both the second quarter 2006 and for the first half 2006, primarily due to non-cash depletion charges until Connacher can book Great Divide costs and related reserves in the proven category and for stock-based compensation costs related to annual option awards made during the second quarter. The impact of these items was positively offset by a significant contribution to earnings from Connacher's equity stake in Petrolifera Petroleum Limited.

Great Divide

The major recent event for the company was the approval of the company's Great Divide oil sands steam-assisted gravity drainage ("SAGD") project by Alberta's Energy Utilities Board ("EUB") and subsequently the issuance of an Order in Council by the Cabinet of the Government of Alberta authorizing Connacher to proceed with its 10,000 bbl/d development project. As indicated in earlier press releases related to these developments, Connacher is well-advanced in its preparation for the project. As a consequence of a well-organized planning and procurement process, Connacher has now completed over 80 percent of its engineering and design work for the Great Divide facility. Major equipment shop construction is over 65 percent complete, with about 64 percent of civil design accomplished. Electrical design and drafting is 44 percent complete and shop construction 12 percent complete. Final commissioning of the facility is targeted for the second quarter of 2007. At that time steam injection will commence, with production buildup to follow.

At this writing, approximately 50 percent of facility costs have been committed or spent, the project is on budget and processing and instrument design for well pads is underway. The ordering of instrumentation and equipment is proceeding. Although Connacher's forecast costs have increased, Connacher's focus on a modular approach and efficiencies of smaller scale operations is expected to immunize the Great Divide project from the intense cost pressures which have come to characterize the larger scale mining operations around Fort McMurray. Our preferred location in proximity to the main highway between Edmonton and Fort McMurray is also expected to provide several advantages as regards transportation, access to power and pipeline corridors and exemption from the operational and social pressures being experienced on other projects in the northern region.

As previously reported, two SAGD drilling rigs have been contracted for drilling the first 15 well pairs for steam injection and production from the high-quality McMurray reservoir at Pod One, which is presently estimated to contain approximately 180 million barrels of oil-in-place and 108 million recoverable barrels.

As at December 31, 2005, Connacher had a significant reserve base at Great Divide, as previously reported to shareholders. This estimate did not incorporate any of the results of Connacher's 2006 winter drilling and seismic program, which is currently being evaluated. Results will be incorporated into an updated reserve and resource report in the near future. Connacher remains very optimistic about the potential of its acreage and the likelihood of a significant expansion in its recognized reserve and resource base, which would then provide the basis for additional projects of similar or larger magnitude than Pod One. Recently, the company was successful in acquiring additional oil sands leases at Crown sales and the total identified pod count has now reached six in number. Currently, a 3D summer seismic program is underway over the Pod One extension-Pod Five area east of the Pod One accumulation which is our first project. Furthermore, a multi-well program over Pod Two using a helicopter-transportable rig could be accomplished this fall, if conditions permit, the necessary equipment becomes available and appropriate regulatory approvals are forthcoming.

Discussions are proceeding with respect to the selection of a pipeline connection for Pod One production when it comes onstream in 2007. Also, Connacher is continuing its financing program aimed at providing the balance of the funds necessary to complete the Pod One development and repay short-term debt incurred to acquire the refining assets in Montana. In this regard, meetings have been held with two rating agencies who will rate both Connacher's overall corporate credit and the Great Divide project (comprised of the oil sands leases and the refinery) debt, targeted at US$195 million, including a US$15 million working capital facility for the refinery. If, as anticipated, this proposed Term Loan B financing is successfully completed, the refinery bridge loan would be repaid and the remaining funds will supplement Connacher's historic, current and planned investments to bring the project on stream in a timely manner. Connacher's conventional assets and its equity stake in Petrolifera are not collateralized for this structured debt proposal leaving the company with financial flexibility and effectively no net indebtedness. Terming out indebtedness in this manner is consistent with Connacher's objective of financing its projects with equity and term debt to avoid the vagaries of short-term rate fluctuations and short-term changes in lenders' attitudes towards the oil sands and heavy oil, thus mitigating financial risk.

Plans are well-advanced for next year's drilling and seismic programs over much of the balance of Connacher's main lease block in the Great Divide region. A significant portion of this expanded drilling and seismic program will likely be financed with a flow-through share financing at the appropriate time later in 2006.

Great Divide remains the company's major asset and Connacher has already initiated the process of preparing the applications for new pod development for submission at the earliest possible date. This process will include an extensive environmental impact assessment covering the balance of its main lease block not presently part of the Pod One development. This is anticipated to position Connacher to proceed with applications for additional development opportunities as they are being delineated.

The Refinery

On March 31, 2006 Connacher successfully completed the purchase of an 8,300 bbl/d refinery and related assets in Great Falls, Montana for a total consideration of $67 million, comprised of $62 million cash and one million Connacher common shares with a deemed value of $5.06 per share. Included in the purchase price was extensive refined product inventory and minor amounts of equipment.

In April 2006 a full turnaround of the refinery was completed. Following the turnaround and after debottlenecking, the throughput capacity of the refinery was expanded and up to 9,500 bbl/d of throughput has recently been achieved. Refinery margins were healthy during May and June and the plant has contributed attractive levels of earnings before interest, taxes, depreciation and amortization ("EBITDA"). This has continued into July 2006.

Connacher was fortunate in being able to retain most of the key personnel and staff associated with the Great Falls refinery. In conjunction with this purchase, Mr. Cameron Todd was also hired to fill the role of Vice President, Refining and Marketing. We welcome our new employees and remain confident our integrated approach will provide the company with a mitigation of risks associated with heavy oil production over the longer run, especially with regards to price differentials in a high price environment for crude oil. We also see evolving synergies arising from the stronger technical base of personnel associated with the refinery in managing our ability to handle heavier crude oil volumes at the refinery and upstream in the field should direct burning of bitumen be achievable in an environmentally-acceptable and economical manner in the near future. We are also developing new strategic relationships with downstream operators which we believe will set us up well in the future.

Conventional Activities

In mid-March 2006 Connacher acquired Luke Energy Ltd. ("Luke") for $205 million, comprised of $93 million cash and $112 million of common shares at a deemed value of $3.77 per common share. The purchase secured the company's exposure to significant natural gas reserves, primarily in the Marten Creek region of northern Alberta, west of our Great Divide Project. It also expanded Connacher's current production levels, cash flow and credit capacity.

During the second quarter and into the third quarter of 2006, Connacher has focused on preparations for the 2007 winter drilling program at Marten Creek, as this is substantially a winter-only access area. A total of 16 locations have been developed and rig contracting has been completed. New drilling and tie-ins will be aggressively pursued in early 2007 to expand production. Additionally, certain 2006 activity may translate into expanded natural gas reserves, once these are updated and evaluated.

Connacher has also expanded its development and stepout drilling programs at Three Hills, Alberta and at Battrum, Saskatchewan. A total of nine wells have been drilled and cased in this program. These results should also impact on third quarter production and booked reserves.

While crude oil prices have remained buoyant during the second quarter of 2006, natural gas prices were weak, reflecting full storage and the aftermath of the post-Katrina run up in North American natural gas prices. Recently, natural gas prices have strengthened. While Connacher completed its negotiated purchase of Luke during the period of high prices during the first quarter 2006, immediate spot prices had little influence on the negotiations and deliberations behind the purchase, as our focus is on a longer-term price deck and the strategic implications of hedging our natural gas costs for Great Divide. It should be noted the company's conventional natural gas production is more than adequate to meet current requirements for Pod One. Connacher believes it can develop its natural gas assets to provide added volumes for new pods when they are ready to be commercially developed. As such, the company has a physical hedge against dramatic increases in natural gas pricing in future years, until it is positioned to directly burn bitumen for its fuel requirements in making steam for the SAGD process.

Financial and Corporate Matters

Connacher's revenue base expanded considerably during the second quarter 2006 with the inclusion of operating and financial results arising from the purchase of Luke and the refinery. Revenue rose over 23 times to $64.6 million during the quarter and almost 15 times for the first half 2006 compared to last year.

Cash flow was $9.5 million ($0.05 per weighted average common share outstanding) during the second quarter and exceeded $11 million ($0.07 per share) for the first half 2006. These results compare favorably with $877 thousand in the second quarter of last year and $1.1 million for the first half of 2005, and represent increases of 983 and 883 percent, respectively.

Capital expenditures aggregated $335 million, including the purchases of Luke and the refinery. Included in the total was approximately $53 million invested in the oil sands. These expenditures were financed by a combination of cash balances, cash flow from operations, issuance of new common shares and temporary short-term bank borrowings. Connacher is in the process of raising US$180 million of term project debt, to discharge short-term borrowings primarily arising from the refinery purchase and to fund completion of Pod One drilling and facilities. Once this financing is completed, Connacher's balance sheet will be strengthened and redressed. In the interim, Connacher has adequate liquidity, anticipated cash generation, unused credit and credit capacity to conduct its operations and to meet all its obligations in accordance with its financial plan and budget.

A loss of $2.4 million ($0.01 per share) was reported for the second quarter 2006. The year-to-date loss was $3.1 million ($0.02 per share). The loss was primarily the result of higher non-cash charges for depletion which should decline on a unit basis once the significant reserves at Great Divide are included in the company's proven reserve base, even with the inclusion of related capital costs. Also, second quarter earnings were impacted by a non-cash charge related to the company's annual stock option awards, which are exclusive of those granted to new hires normally awarded during this reporting period once the prior year's results are available to the company's Board of Directors to assist them in their deliberations in this regard.

Outlook

Connacher has experienced a period of rapid growth and expansion during the past twelve months. A significant accomplishment has been to secure approval to proceed with the development of our principal asset, which is our reserve base at Pod One on our oil sands leases at Great Divide, Alberta. Simultaneously, we have completed transactions which mitigate the risks associated with heavy oil projects such as ours, by acquiring natural gas reserves, production and associated growth potential at reasonable cost; by acquiring a refinery to mitigate differential risk associated with heavy oil prices in a high price environment for crude oil; and by strengthening our equity base through successful equity financings during the past year. As a consequence, our conventional production base has expanded to over 3,500 boe/d as we await the impact of the 10,000 bbl/d project at Great Divide. Our cash flow has also expanded and we have advanced plans to complete a term debt financing on a project basis which will provide new funds for Great Divide while reducing our financial risk through exposure to the vagaries of short-term indebtedness. We have transformed Connacher during the past 18 months into a vibrant mini-integrated oil company.

Simultaneously, we have reduced the risks of cost overruns and delays in our capital program at Great Divide by careful advanced planning and procurement, emphasizing a modular approach to construction. We are capitalizing on the recent and historic experience of our management and technical staff, which has been expanded to deal with our broadened scope of operations. A new Treasurer, Mr. Grant Ukrainetz, was also hired to assist in dealing with the expanded and more complicated financial transactions in which the company is now involved.

We remain confident of our future and look forward to reporting further to our shareholders as events unfold over the ensuing months of 2006. With Petrolifera continuing to experience considerable growth and progress in its operating and financial results, our investment in that company has also appreciated, giving us a fair market value for our holdings substantially in excess of our carrying cost. Connacher's oil sands holdings are strong, vibrant and prospectively have considerable additional growth potential. Our conventional activity provides Connacher with stable and growing reserves, value, production and funds from operations. The Montana refinery has demonstrated an ability to yield improved margins, with higher throughput, following our successful turnaround. As we move through the current fiscal year, this overall strengthening and diversification augers favourably for Connacher.

Management's Discussion and Analysis ("MD&A")

The following is dated as of August 10, 2006 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the six months ended June 30, 2006 and 2005 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2005 and 2004 as contained in the company's 2005 annual report. The unaudited consolidated financial statements for the six months ended June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited ("Petrolifera") as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuation, currency controls, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

CONVENTIONAL PRODUCTION, PRICING AND REVENUE

	Three months ended June 30			Six months ended June 30		
	2006	2005	% Change	**2006**	2005	% Change
Daily production / sales volumes						
Crude oil – bbl/d	**1,026**	702	46	**858**	666	29
Natural gas –mcf/d	**15,172**	1,416	971	**8,921**	1,372	550
Combined – boe/d	**3,554**	938	279	**2,345**	894	162
Product pricing ($)						
Crude oil – per bbl	**61.45**	41.23	49	**53.26**	35.96	48
Natural gas – per mcf	**5.66**	0.99	472	**5.76**	1.08	433
Combined – per boe	**41.88**	32.35	29	**41.39**	28.42	46
Conventional oil and gas revenues ($000's)	**13,546**	2,761	391	**17,567**	4,601	282

Conventional oil and gas revenues in the second quarter of 2006 were 4.9 times higher than in the second quarter of 2005 and 3.3 times higher than in the first quarter of 2006.

The acquisition of Luke Energy Ltd. on March 16, 2006 was the most significant factor in this increase, as natural gas sales volumes increased more than 10 times from last year on a second quarter comparison. Natural gas selling prices are also up more than five times from 2005, when Petrolifera's Argentinean gas pricing adversely affected corporate natural gas prices.

Increased crude oil production and sales volumes from new wells drilled in southwest Saskatchewan (net of the impact of ceasing to consolidate Petrolifera's results) and increased world oil pricing also contributed to the significant increase in conventional oil and natural gas revenues in the current quarter.

Natural gas and crude oil sales are now more evenly balanced, contributing 53 percent and 47 percent, respectively, of total first half 2006 conventional revenues.

ROYALTIES ON PETROLEUM AND NATURAL GAS SALES

	2006		2005	
For the three months ended June 30	**Total**	**Per boe**	Total	Per boe
Royalties ($000's)	**$3,375**	**$10.43**	$689	$8.07
Percentage of petroleum and natural gas revenue	**25%**		25%	

	2006		2005	
For the six months ended June 30	**Total**	**Per boe**	Total	Per boe
Royalties ($000's)	**$4,185**	**$9.86**	$1,058	$6.53
Percentage of petroleum and natural gas revenue	**24%**		23%	

Royalties represent charges against production or revenue by governments and landowners.

From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

OPERATING EXPENSES AND NETBACKS - CONVENTIONAL

Company Netbacks (1)
For the six months ended June 30

($000's)	2006		2005		% Change	
	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)	2,345		894		162	
Petroleum and natural gas revenue	$17,567	$41.39	$4,601	$28.42	282	46
Interest & other income	525	1.24	53	0.33	891	276
Royalties	(4,185)	(9.86)	(1,058)	(6.53)	296	51
Net revenue	13,907	32.77	3,596	22.22	287	47
Operating costs	(3,300)	(7.77)	(1,169)	(7.22)	182	8
Company netback – conventional	$10,607	$25.00	$2,427	$15.00	337	67

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management of Connacher with performance measures and that provides shareholders and investors with a measurement of Connacher's efficiency and its ability to fund future growth through capital expenditures.

Operating Netbacks by Product

For the six months ended June 30, 2006

($000's)	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
Average daily production	858 bbl/d		8,921 mcf/d	
Total revenue	$8,273	$53.26	$9,294	$5.76
Royalties	(1,713)	(11.03)	(2,472)	(1.53)
Operating and transportation costs	(1,349)	(8.68)	(1,951)	(1.21)
Operating netback	$5,211	$33.55	$4,871	$3.02

For the second quarter of 2006 operating costs of $2.5 million were 290 percent higher than in the same prior year period, commensurate with increases in daily sales volumes. On a per unit basis, operating costs increased by three percent to $7.63 per boe. The increase in operating costs, both absolutely and on a per unit basis, reflects the company's increased production and sales volumes in a higher cost environment.

Primarily as a result of higher product prices, operating netbacks per boe for the first six months of 2006 increased 67 percent to $25.00 per boe compared to $15.00 in the first six months of 2005.

REFINING REVENUES AND MARGINS

On March 31, 2006, Connacher completed the acquisition of the refining assets of Montana Refining Company. The assets acquired included the refinery and certain inventory including refined products. The results reported herein are for the period from April 1, 2006. In April, 2006 the refinery was shut down for 20 days for scheduled "turnaround" maintenance. Since resuming refining operations after the turnaround, certain increased efficiencies have occured, and throughput daily volumes have been increased.

The operating results of the refinery since its acquisition to June 30, 2006 are summarized below. There are no comparative period results. As the refinery was shut down for turnaround maintenance for most of April, 2006, these results may not be typical for an average quarter.

Refinery throughput	For the second quarter of 2006
Crude charged (bbl/d) [1]	6,864
Refinery production (bbl/d) [2]	6,932
Sales of produced refined products (bbl/d)	6,266
Sales of refined products (bbl/d) [3]	7,384
Refinery utilization (%) [4]	82.7%

(1) Crude charged represents the barrels per day of crude oil processed at the refinery.
(2) Refinery production represents the barrels per day of refined products yielded from processing crude and other refinery feedstocks.
(3) Includes refined products purchased for resale.
(4) Represents crude charged divided by total crude capacity of the refinery.

Feedstocks	For the second quarter of 2006
Sour crude oil (%)	98%
Other feedstocks and blends (%)	2%
Total	100%
Refining sales revenue ($000's)	$50,967
Refining - crude oil and operating costs ($000's)	46,979
Refining margin ($000's)	$3,988
Refining margin (%)	7.8%

Sales of produced refined products	For the second quarter of 2006
Gasolines (%)	27%
Diesel fuels (%)	15%
Jet fuels (%)	3%
Asphalt (%)	50%
LPG and other (%)	5%
Total	100%
Average per produced barrel sold	
Refining sales revenue	$89.38
Less refining - crude oil and operating costs	82.39
Refining margin	$6.99

Below are reconciliations to the Consolidated Statement of Income for refining sales and refining - crude oil and operating costs. Due to rounding, some amounts may not calculate exactly.

Reconciliation of refined product sales from produced products sold to refining sales revenue	For the second quarter of 2006
Average sales price per produced barrel sold	$89.38
Sales of produced refined products sold (bbl/d)	6,266
Number of days in period	91
Refined product sales from produced products sold ($000's)	$50,967

Reconciliation of average cost of products per produced barrel sold to refining - crude oil and operating costs	
Average cost of products per produced barrel sold	$82.39
Sales of produced refined products sold (bbl/d)	6,266
Number of days in period	91
Refining - crude oil and operating costs ($000's)	$46,979

GENERAL AND ADMINISTRATIVE EXPENSES

In the second quarter of 2006, general and administrative ("G&A") expenses were $1.3 million compared to $582,000 in the second quarter of 2005, a year over year increase of 131 percent. This primarily reflected increased costs for staffing for the company's expanded operating activities. G&A of $99,000 was capitalized in 2006 (2005 - $73,000).

In the year to date, non-cash stock-based compensation costs of $7.1 million were recorded (2005 - $331,000). These charges reflect the fair value of all stock options granted and vested in each period. Of this amount, $5.2 million was expensed (2005 - $331,000) and $1.9 million was capitalized (2005 – nil). The increase reflects the timing of the company's annual award policy which also resulted in awards reflecting the growth and success of the corporation and the expanded equity base as a result of prior sales of common shares from treasury.

FINANCE CHARGES AND FOREIGN EXCHANGE

All costs relating to the company's new banking facilities (bankers' fees, legal costs, etc.) are being deferred and amortized over the periods to which the banking facilities relate. In the year to date, deferred financing charges of $2.3 million (2005 - nil) and interest of $932,000 (2005 - $76,000) were expensed.

The translation of foreign currency denominated assets and liabilities in 2006 year to date resulted in a foreign exchange loss of $38,000 and a gain of $42,000 for the first six months of 2005. The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

The amounts reported for DD&A represent depletion charges in respect of the company's conventional petroleum and natural gas properties, depreciation of its refinery, depreciation of its administrative assets, accretion expense related to future abandonment charges estimated in respect of conventional and refining abandonment liabilities, and amortization of refinery turnaround maintenance costs.

Depletion expense is calculated using the unit-of-production method based on total estimated proved reserves; the refinery and administrative assets are depreciated over their estimated useful lives. The present value of the company's future abandonment liabilities are reported on the company's balance sheet and during the period to abandonment, this balance is accreted to the estimated full future cost.
The table below summarizes the DD&A charges for 2006 and 2005.

	Three months ended June 30		Six months ended June 30	
($000's)	**2006**	2005	**2006**	2005
Depletion of conventional assets	**9,028**	1,129	**11,790**	2,269
Depreciation of refinery assets	**621**	-	**621**	-
Amortization of turnaround costs	**233**	-	**233**	-
Other depreciation	**45**	27	**114**	45
Accretion	**86**	36	**132**	72
Total	**10,013**	1,192	**12,890**	2,386

On a per unit basis, depletion has increased to $27.78 per boe from $14.74 per boe in the first six months of 2005. The increase in depletion expense (both absolute and per unit) is the result of increased depletable assets due to the Luke acquisition and the cost of new wells drilled.

Capital costs of $64 million (2005 – $13 million) related to the Great Divide oil sands project, which is in a pre-production state, have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $10 million (2005 – $2.3 million) were excluded from the depletion calculation, while future development costs of $2 million (2005 - $3.7 million) for proved undeveloped reserves were included in the depletion calculation.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2006 or 2005.

DILUTION GAIN

Since November 2004, the company's equity interest in Petrolifera has been diluted as a result of Petrolifera issuing common shares. In November 2004, the company's equity interest was reduced from 100 percent to 61 percent; in March 2005 it was reduced to 40 percent; in late 2005, it was further reduced to 33 percent and in the second quarter of 2006 it was reduced to 30 percent. These reductions resulted in a dilution gain to the company of $52,000 in the year to date for 2006 (2005 - $3 million gain).

EQUITY INTEREST IN PETROLIFERA EARNINGS

Connacher's equity interest share of Petrolifera's earnings in the second quarter of 2006 was $2.2 million and $2.6 million for the year to date. In the comparative period, Petrolifera was consolidated with Connacher.

TAXES

The income tax recovery of $3.3 million for the first half of 2006 primarily represents the impact of recently enacted federal and provincial income tax rate reductions, net of a current provincial capital tax provision of $0.2 million.

At June 30, 2006 the company had approximately $10 million of non-capital losses which do not expire before 2009, $187 million of deductible resource pools and $12 million of deductible financing costs.

NET EARNINGS

In the first half of 2006 the company reported a loss of $3.1 million (loss of $0.02 per basic and diluted share outstanding). This compares to net earnings of $1.4 million or $0.02 per basic and diluted share for the 2005 period.

SHARES OUTSTANDING

For the first six months of 2006, the weighted average number of common shares outstanding was 173 million (2005 - 92 million) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 180 million (2005 - 95 million). The substantial increase in shares outstanding period over period reflects the equity financings completed by the company and the treasury shares issued as partial consideration for the Luke and refinery acquisitions.

As at August 10, 2006, the company had the following securities issued and outstanding:

- 192,135,716 common shares; and
- 15,433,534 share purchase options.

LIQUIDITY AND CAPITAL RESOURCES

A short term working capital deficiency arose on June 30, 2006 as part of the consideration paid for the refinery acquisition was financed with cash and short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

Connacher is in the process of raising US$180 million of term project debt, to discharge short-term borrowings primarily arising from the refinery purchase and to fund completion of Pod One drilling and facilities. Once this financing is completed, Connacher's balance sheet will be strengthened and redressed. In the interim, Connacher has adequate liquidity, anticipated cash generation, unused credit and credit capacity to conduct its operations and to meet all its obligations in accordance with its financial plan and budget.

Additionally, the company is negotiating with an international bank to provide a revolving working capital loan facility of up to US$15 million for the refinery.

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures. Management believes that available cash, together with proceeds from an equity financing completed in February 2006 and new and anticipated debt facilities and cash flow are expected to provide sufficient funding for working capital purposes and for the company's anticipated capital program in 2006. The company's only financial instruments are accounts receivable and payable; it maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

	Three months ended June 30		Six months ended June 30	
($000's)	**2006**	2005	**2006**	2005
Net earnings (loss)	**(2,419)**	(230)	**(3,085)**	1,443
Items not involving cash:				
Depletion, depreciation and accretion	**10,013**	1,192	**12,890**	2,386
Stock-based compensation	**4,800**	114	**5,194**	331
Financing charges	**2,300**	-	**2,307**	-
Future income tax provision (recovery)	**(3,186)**	(89)	**(3,573)**	167
Future employee benefits	**124**	-	**124**	-
Foreign exchange (gain) loss	**31**	(22)	**38**	(42)
Lease inducement amortization	**(15)**	-	**(30)**	-
Dilution (gain) loss	**51**	-	**(52)**	(3,020)
Income applicable to non-controlling interests	**-**	(88)	**-**	(123)
Equity interest in Petrolifera earnings	**(2,200)**	-	**(2,589)**	-
Cash flow from operations before working capital changes	**9,499**	877	**11,224**	1,142

For the second quarter of 2006, cash flow was $9.5 million ($0.05 per basic and diluted share), 983 percent higher than the $877,000 ($0.01 per basic and diluted share) reported in the second quarter of 2005.

Cash flow per boe was $29.37 in the second quarter of 2006 compared to $10.27 in the same 2005 quarter. This represents 70 percent of the average company selling price per boe compared to 32 percent in 2005 and an increase of 186 percent over 2005.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

For the second quarter of 2006, capital expenditures totaled $34 million and $65 million for the first six months. A breakdown of the expenditures for the first half of 2006 follows:

- $53 million on the oil sands, including $7.5 million for drilling 20 oil sands delineation core holes and setting surface casing for an additional 10 wells, $8.2 million for seismic, $3.6 million for lease acquisition and retention costs and $33.7 million for facilities ordered for the development of Pod One;
- $6.4 million for drilling, completing and equipping eight conventional oil and gas wells and costs to work over producing wells; and
- $5.6 million for conventional seismic, evaluation, land acquisition and retention and other.

The company has recently entered into a 10 year office lease agreement committing it to pay approximately $1.6 million per year commencing in July 2007.

A significant part of the company's capital program is discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an approximate 87 percent working interest in its conventional properties, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 99.7 percent working interest in 79,360 acres of oil sands leases in the Great Divide region of northern Alberta. To date, the focus has been on an approximate 2,000 acre tract ("Pod One") on which approximately $60 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir, to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d using steam assisted gravity drainage ("SAGD") and for certain facilities related to this project. Total costs for Pod One are expected to approximate $230 million including contingencies and certain capitalized items. Having received regulatory approvals, full development of Pod One has been initiated. Additionally, the company is evaluating the results of its 2006 winter delineation drilling and seismic program, which was undertaken to determine the existence of further exploitable oil bearing reservoirs on a portion of the remaining 77,000 acres at Great Divide.

Recent Financing

In February 2006 the company entered into financing commitment letters with BNP Paribas, a major international bank, for the following lending facilities:

(i) a $45 million reserve-based loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. This facility was established on March 16, 2006; and
(ii) a US$51 million bridge loan to fund a significant portion of the acquisition of the Montana refinery. This facility was established on March 31, 2006.

Connacher is currently negotiating with BNP Paribas, as agent, for a US$180 million term loan facility which would be used in part to repay the US$51 million bridge loan and a US$15 million revolving working capital loan facility for the refinery. If the proposed term debt and working capital facilities are completed on satisfactory terms, forecast

surplus proceeds would be utilized to supplement the company's available cash flow and cash balances to finance forecast capital expenditures on Pod One of the company's Great Divide Oil Sands project.

In February 2006, the company issued 19,047,800 common shares at $5.25 per share for gross proceeds of $100 million to fund exploration and development activities associated with conventional crude oil and natural gas activities and the Great Divide Oil Sands project, for general corporate purposes, for working capital and to possibly partially fund the acquisition of Luke Energy Ltd. Proceeds of the financing were utilized as follows:

($000's)	As stated at the time of financing	As actually applied
Gross proceeds	$100,000	$100,000
Underwriters commission and issue costs	6,250	6,250
Available for exploration and development, general corporate purposes, for working capital and to possibly fund a portion of the Luke acquisition	$93,750	$93,750

Acquisition of Luke Energy Ltd. ("Luke")

In December 2005 the company entered into a binding letter agreement to purchase, by way of a Plan of Arrangement, all of the shares of Luke for a cash consideration of $2.31 plus 0.75 of a Connacher common share for each Luke common share. On March 15, 2006 the Luke shareholders voted to approve the arrangement and on March 16, 2006 the arrangement was completed by the payment in total of $91.5 million cash and the issuance of 29.7 million Connacher common shares from treasury.

Luke is now a wholly-owned subsidiary of Connacher and produces approximately 2,800 boe/d (90 percent natural gas), largely at Marten Creek in northern Alberta. It operates most of its high working interest properties. This production was considered strategic to Connacher, as it provides a physical hedge to its initial requirements for natural gas to create steam for the company's proposed SAGD oil sands project at Great Divide. Based on current Luke production volumes and anticipated results of further development programs, the Luke purchase could also provide surplus volumes for sale in the marketplace or meet future Connacher requirements at Great Divide.

Acquisition of Refining Assets in Montana

On March 31, 2006, the company acquired an 8,300 bbl/d refinery located in Great Falls, Montana, USA for approximately US$55 million, comprised of cash and one million Connacher common shares which were issued from treasury.

This acquisition was considered strategic to provide Connacher with protection against wider and more volatile type of heavy crude oil price differential swings. These have become increasingly frequent in the current higher oil price environment for the type of heavy oil which would be produced at Great Divide. The refinery is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to the company's cash flow growth in 2006 and beyond.

Connacher completed the purchase of the refining assets and related inventory through a new wholly-owned subsidiary, Montana Refining Company, Inc. ("MRC"). Its profitability will depend largely on the spread between market prices for refined petroleum products and the cost of crude oil.

MRC's principal source of revenue is from the sale of high value light end products such as gasoline, diesel, and jet fuel in markets in the western United States. Additionally, MRC sells a high grade asphalt into the local market. MRC's principal expenses relate to costs of products sold and operating expenses.

In April 2006, MRC completed a scheduled plant "turnaround" maintenance program of its refinery facilities. Such turnarounds are normally scheduled every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround.

With minimal additional anticipated capital investment, MRC would be capable of producing low sulfur gasoline ("LSG") as required by June 2008. Management is also studying changes necessary to comply by June 2010 with ultra low sulfur diesel ("ULSD") requirements. MRC will also be required to make investments of approximately US $2 million before 2010 for the installation of certain state of the art pollution control equipment.

The above mentioned regulatory compliance items, including the ULSD and LSG requirements, or other presently existing or future environmental regulations, could cause management to make additional capital investments beyond those described above and/or incur additional operating costs to meet applicable requirements.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. Among other things, the Act creates tax incentives for small refiners preparing to produce ULSD. The Act provides an immediate deduction of 75% of certain costs paid or incurred to comply with the ULSD standards and a tax credit based on ULSD production for up to 25% of those costs. Management intends to utilize these incentives when it is required to make these required expenditures.

NEW CRITICAL ACCOUNTING POLICIES ADOPTED BY CONNACHER

MRC's financial results are reported in accordance with Canadian GAAP and are consolidated with Connacher's other business units. The preparation of MRC's financial results require certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. Connacher's management considers the following new MRC accounting policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact on the company's results of operations, financial condition and cash flows.

Inventory Valuation

Crude oil and refined product inventories are stated at the lower of cost or market. Cost is determined using the last in first out ("LIFO") inventory valuation methodology and market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Deferred Maintenance Costs

MRC's refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require routine "change-outs". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround or change-out. In order to minimize downtime during turnarounds, contract labor as well as maintenance personnel are utilized on a continuous 24 hour basis. Whenever possible, turnarounds are scheduled so that some units continue to operate while others are down for maintenance. The costs of turnarounds are recorded as deferred charges and are amortized over the expected periods of benefit.

Long-lived Refining Assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. When assets are placed into service, estimates are made with respect to their useful lives that are believed to be reasonable. However, factors such as competition, regulation or environmental matters could cause changes to estimates, thus impacting the future calculation of depreciation and amortization. Long-lived assets are also evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value. Estimates of future discontinued cash flows and fair values of assets require subjective assumptions with regard to future operating results and actual results could differ from those estimates.

RISK MANAGEMENT - MRC

Certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. MRC's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

MRC's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, MRC is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, the company has recently issued parental guarantees and indemnifications on behalf of MRC. This is considered to be in the normal course of business. The company has not entered into any off-balance sheet arrangements.

EMPLOYEE FUTURE BENEFITS PLANS - MRC

As a consequence of the refinery acquisition and related employment of refinery personnel, MRC adopted new employee future benefit plans with effect from March 31, 2006.

A non-contributory defined benefit retirement plan covers only MRC's employees from March 31, 2006. MRC's policy is to make contributions annually of not less than the minimum funding requirements of the United States

Employee Retirement Income Security Act of 1974. Benefits are to be based on the employee's years of service and compensation.

MRC also established new defined contribution (US tax code "401(k)") plans that cover all of its employees from March 31, 2006. The company's contributions are based on employees' compensation and partially match employee contributions.

BUSINESS RISKS

Other than as noted above for "Risk Management - MRC," there was no material change in the company's risks or risk management activities since December 31, 2005. Connacher's risk management activities are conducted according to policies and guidelines established by the Board of Directors. Readers should refer to Connacher's 2005 AIF and the risk management section of the 2005 annual MD&A.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and has determined that the following may have a significant impact on the company.

Beginning with the year ending December 31, 2007 the company will be required to adopt, if applicable, the Canadian Institute of Chartered Accountants ("CICA") Section 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely Consolidated Statement of Other Comprehensive Income, has been introduced that will identify certain gains and losses, including the foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured, in most cases, at fair values. Requirements for hedge accounting have been further clarified. Although Connacher is in the process of evaluating the impact of these standards, the company does not expect the Financial Instruments and Hedges standards to have a material impact on its Consolidated Financial Statements.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian GAAP for public companies will converge with International Financial Reporting Stands ("IFRS") over the next five years. The company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. Timing for development and first production from the Great Divide Oil Sands Project is subject to availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing may be required for the Great Divide Oil Sands Project and the company's conventional petroleum and natural gas assets.

Additional information relating to Connacher, including Connacher's Annual Information Form, can be found on SEDAR at www.sedar.com.

QUARTERLY RESULTS

	2004		2005				2006	
Three Months Ended	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30	Dec 31	Mar 31 [5]	June 30
Financial Highlights ($000 except per share amounts)- Unaudited								
Total revenue	2,383	1,987	1,857	2,796	4,183	3,542	4,446	64,614
Cash flow from operations before working capital changes [1]	478	471	265	877	1,978	1,238	1,725	9,499
Basic, per share [1]	0.01	0.01	-	0.01	0.02	0.01	0.01	0.05
Diluted, per share [1]	0.01	0.01	-	0.01	0.02	0.01	0.01	0.05
Net earnings (loss)	(869)	(150)	1,673	(230)	(1,034)	582	(666)	(2,419)
Basic, per share	(0.02)	-	0.02	-	(0.01)	-	-	(0.01)
Diluted, per share	(0.02)	-	0.02	-	(0.01)	-	-	(0.01)
Capital expenditures and acquisitions	681	3,954	6,047	5,649	2,870	2,241	300,836	34,280
Proceeds on disposal of PNG properties	17,564	(49)	-	-	-	-	-	-
Bank debt	7,563	-	-	250	-	-	17,600	70,365
Working capital surplus (deficiency)	(6,644)	3,549	5,588	854	67,440	75,427	(11,061)	(42,483)
Cash on hand (net debt)	(14,207)	3,914	8,286	2,629	67,708	75,511	(4,527)	7,505
Shareholders' equity	20,090	40,375	41,079	41,090	113,081	129,108	337,584	340,639
Operating Highlights - Conventional								
Production / sales volumes								
Natural gas - mcf/d	1,068	1,290	1,328	1416	497	86	2,600	15,172
Crude oil - bbl/d	636	646	629	702	808	775	689	1,026
Equivalent - boe/d [2]	814	861	850	938	891	789	1,122	3,554
Pricing								
Crude oil - $/bbl	36.58	30.68	30.02	41.23	53.40	41.54	40.93	61.45
Natural gas - $/mcf	2.21	1.29	1.18	0.99	1.88	7.55	6.34	5.66
Selected Highlights - $/boe [2]								
Weighted average sales price	31.48	24.93	24.04	32.35	49.48	41.61	39.83	41.88
Other income	0.33	0.15	0.24	0.41	1.57	7.15	4.20	0.04
Royalties	6.06	4.64	4.82	8.06	11.73	7.76	8.02	10.43
Operating costs	8.70	7.98	7.01	7.42	7.69	8.90	8.24	7.63
Netback [4]	17.05	12.47	12.45	17.28	31.63	32.09	27.77	23.86
Operating Highlights - Refining								
Refining production –bbl/d								6,932
Net sales per produced barrel sold ($)								89.38
Operating margin per produced barrel ($)								6.99
Common Share Information								
Shares outstanding at end of period (000's)	47,668	89,627	92,753	93,013	134,236	139,940	191,257	191,924
Weighted average share outstanding for the period								
Basic (000's)	47,400	50,908	91,189	92,875	103,851	136,071	154,152	191,672
Diluted (000's)	47,504	53,329	94,197	95,555	106,397	142,507	160,574	198,931
Volume traded during quarter (000's)	8,880	25,256	40,486	16,821	180,848	100,246	148,184	80,347
Common share price ($)								
High	0.44	0.80	1.22	1.05	2.69	4.20	6.07	5.05
Low	0.28	0.29	0.49	0.68	0.76	1.09	3.47	3.10
Close (end of period)	0.32	0.55	0.93	0.82	2.54	3.84	4.95	4.30

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) Netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Refer to MD&A for netbacks by product type.

(5) Reflects the financial and operating results relating to the acquisition of Luke following closing on March 16, 2006.

CONSOLIDATED BALANCE SHEETS
Connacher Oil and Gas Limited
(unaudited)

($000's)	June 30, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash and cash equivalents	7,505	75,511
Accounts receivable	34,879	1,605
Refinery inventories (Note 6)	28,027	-
Prepaid expenses	2,581	407
Due from Petrolifera (Note 5)	226	221
	73,218	77,744
Property, plant and equipment	297,963	45,242
Investment in Petrolifera (Note 5)	13,136	10,496
Other assets	4,919	256
Future income tax asset	-	1,075
Goodwill (Note 3)	103,623	-
	492,859	134,813
LIABILITIES		
CURRENT		
Accounts payable	45,336	2,316
Bank debt (Note 7)	70,365	-
	115,701	2,316
Future employee benefits	124	-
Asset retirement obligations (Note 8)	6,282	3,108
Deferred credits	251	281
Future income tax liability	29,862	-
	152,220	5,705
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 9)	343,044	127,033
Cumulative translation adjustment	(1,395)	-
Retained earnings (deficit)	(1,010)	2,075
	340,639	129,108
	492,859	134,813

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Connacher Oil and Gas Limited
(unaudited)

($000's, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2006	2005 Restated (Note 12)	**2006**	2005 Restated (Note 12)
REVENUE				
Petroleum and natural gas sales	**13,546**	2,761	**17,567**	4,601
Refining sales	**50,967**	-	**50,967**	-
Interest and other income	**101**	35	**525**	53
	64,614	2,796	**69,059**	4,654
Royalties	**(3,375)**	(689)	**(4,185)**	(1,058)
	61,239	2,107	**64,874**	3,596
EXPENSES				
Conventional operating costs	**2,468**	633	**3,300**	1,169
Refining – crude oil and operating costs	**46,979**	-	**46,979**	-
General and administrative	**1,343**	582	**2,299**	1,251
Stock-based compensation (Note 9)	**4,800**	114	**5,194**	331
Finance charges	**3,155**	70	**3,239**	76
Foreign exchange loss (gain)	**31**	(22)	**38**	(42)
Depletion, depreciation and accretion	**10,013**	1,192	**12,890**	2,386
Dilution (gain) loss (Note 5)	**51**	-	**(52)**	(3,020)
Equity interest in Petrolifera earnings (Note 5)	**(2,200)**	-	**(2,589)**	-
	66,640	2,569	**71,298**	2,151
Earnings (loss) before taxes and non-controlling	**(5,401)**	(462)	**(6,424)**	1,445
Current income tax provision (recovery)	**204**	(55)	**234**	(42)
Future income tax provision (recovery)	**(3,186)**	(89)	**(3,573)**	167
	(2,982)	(144)	**(3,339)**	125
Earnings (loss) before non-controlling interests	**(2,419)**	(318)	**(3,085)**	1,320
Non-controlling interests (Note 5)	**-**	88	**-**	123
NET EARNINGS (LOSS)	**(2,419)**	(230)	**(3,085)**	1,443
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	**1,409**	2,757	**2,075**	1,084
RETAINED EARNINGS (DEFICIT), END OF PERIOD	**(1,010)**	2,527	**(1,010)**	2,527
EARNINGS (LOSS) PER SHARE (Note 11)				
Basic	**(0.01)**	-	**(0.02)**	0.02
Diluted	**(0.01)**	-	**(0.02)**	0.02

CONSOLIDATED STATEMENTS OF CASH FLOW
Connacher Oil and Gas Limited
(unaudited)

($000's)	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
	$	$	**$**	$
Cash provided by (used in) the following activities:				
OPERATING				
Net earnings (loss)	**(2,419)**	(230)	**(3,085)**	1,443
Items not involving cash:				
Depletion, depreciation and accretion	**10,013**	1,192	**12,890**	2,386
Stock-based compensation	**4,800**	114	**5,194**	331
Financing charges	**2,300**		**2,307**	
Future employee benefits	**124**	-	**124**	-
Future income tax provision (recovery)	**(3,186)**	(89)	**(3,573)**	167
Foreign exchange loss (gain)	**31**	(22)	**38**	(42)
Dilution (gain) loss	**51**	-	**(52)**	(3,020)
Lease inducement amortization	**(15)**	-	**(30)**	-
Income applicable to non-controlling interests	**-**	(88)	**-**	(123)
Equity interest in Petrolifera earnings	**(2,200)**	-	**(2,589)**	-
Cash flow from operations before working capital changes	**9,499**	877	**11,224**	1,142
Changes in non-cash working capital (Note 11 (b))	**(37,742)**	(3,299)	**(33,499)**	(108)
	(28,243)	(2,422)	**(22,275)**	1,034
FINANCING				
Issue of common shares, net of share issue costs	**108**	138	**95,030**	1,632
Issue of shares by Petrolifera, net of share issue costs	**-**	(100)	**-**	6,228
Deferred financing costs	**(845)**	-	**(2,792)**	-
Increase in bank debt	**55,045**	250	**72,645**	250
	54,308	288	**164,883**	8,110
INVESTING				
Acquisition of Luke Energy Ltd. (Note 3)	**(426)**	-	**(92,654)**	-
Acquisition of refining assets (Note 4)	**-**	-	**(62,041)**	-
Acquisition and development of oil and gas properties	**(34,280)**	(5,648)	**(63,836)**	(11,697)
Other assets	**(4,927)**	-	**(4,927)**	-
Change in non-cash working capital (Note 11 (b))	**9,374**	2,375	**14,218**	1,518
	(30,259)	(3,273)	**(209,240)**	(10,179)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(4,194)**	(5,407)	**(66,632)**	(1,035)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(1,374)**	-	**(1,374)**	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**13,073**	8,286	**75,511**	3,914
CASH AND CASH EQUIVALENTS, END OF PERIOD	**7,505**	2,879	**7,505**	2,879

SUPPLEMENTARY INFORMATION – (Note 11)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Connacher Oil and Gas Limited
Period ended June 30, 2006
(unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. In Canada and in the United States through a wholly owned subsidiary, Montana Refining Company, Inc. ("MRC") the company is in the business of exploring, producing, refining and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta.

2. SIGNIFICANT NEW ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.
As a result of the March 2006 acquisition of Luke Energy Ltd. and the March 2006 purchase of refining assets, the company has adopted the following new significant accounting policies.

Refinery inventories

Inventories are stated at the lower of cost, using the last-in, first-out ("LIFO") inventory valuation method for crude oil and refined products and the average cost method for materials and supplies, or market. Market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Long-lived refining assets
Depreciation and amortization is calculated based on estimated useful lives and salvage values. Long-lived assets are evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value.

Goodwill
Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually at year end, or more frequently as economic events dictate, by comparing its fair value to its carrying value, including goodwill. If the fair value is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Foreign currency translation
Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenues and expense are translated at the average monthly rates of exchange during the periods. Gains or losses on translation of self-sustaining foreign operations are included in currency translation adjustment in shareholders' equity.

Monetary assets and liabilities of integrated foreign operations are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date, non-monetary assts and liabilities are translated at rates of exchange in effect when the assets were acquired or liabilities incurred, and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of integrated foreign operations are recognized in income.

The company has assessed the operation of MRC to be self sustaining.

Pension costs
The company's newly acquired subsidiary, MRC has a defined benefit pension plan commencing March 31, 2006 for certain of its employees. Pension expenses for the plan amount to $124,000 in the current quarter.

Revenue recognition
Refined product sales and related costs of sales are recognized when products are shipped and title has passed to customers. All revenues are reported inclusive of shipping and handling costs incurred and billed on to customers and exclusive of excise taxes. Shipping and handling costs incurred are reported in costs of products sold.

Depreciation of refining assets
Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, primarily 10 to 20 years for refining facilities, three to five years for transportation vehicles, 10 to 40 years for buildings and improvements and 7 to 30 years for other fixed assets.

Cost classifications
Costs of products sold include the cost of crude oil, other feedstocks, blendstocks and purchased finished products, inclusive of transportation costs. To provide the desired crude oil to the refinery, crude oil is purchased from producers and other petroleum companies through crude oil buy/sell exchange contracts. Operating expenses include direct costs of labor, maintenance materials and services, utilities, marketing expenses and other direct operating costs. General and administrative expenses include compensation, professional services and other support costs.

Deferred maintenance costs
Refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require regular "changeouts". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are deferred and amortized over the period until the next scheduled turnaround. Other repairs and maintenance costs are expensed when incurred.

Environmental liabilities
Environmental liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are recognized to the extent such recoveries are considered probable.

Derivative instruments
Derivative instruments would be recognized as either assets or liabilities in the balance sheet and measured at their fair value. Changes in the derivative instrument's fair value would be recognized in earnings unless specific hedge accounting criteria are met. Currently, the company has no derivative instruments.

3. ACQUISITION OF LUKE ENERGY LTD.
The company completed the acquisition of Luke Energy Ltd. ("Luke") on March 16, 2006. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the preliminary purchase equation is estimated as follows:

	($000's)
Net assets acquired:	
Petroleum and natural gas assets	$153,000
Goodwill	104,000
Asset retirement obligations (Note 8)	(2,000)
Working capital	(19,000)
Future income tax liability	(31,000)
Net assets acquired	$205,000
Consideration paid:	
Cash	$93,000
Shares (Note 9)	112,000
	$205,000

Included in the working capital deficit are capital costs paid or payable arising from Luke's winter drilling program and for transaction costs incurred by Luke, all as monitored and approved by Connacher since entering into the transaction in mid-December 2005. Included in cash consideration paid are transaction costs of $2 million.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

4. ACQUISITION OF REFINING ASSETS

On March 31, 2006 the company acquired all of the assets of a refinery in Great Falls, Montana. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the purchase equation is estimated as follows.

	($000's)
Net assets acquired:	
Refining assets	$47,000
Inventory	20,000
Net assets acquired	$67,000
Consideration paid:	
Cash	$62,000
Shares (Note 9)	5,000
	$67,000

Included in cash consideration paid are transaction costs of $2 million.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

The purchase agreement commits the vendor to resolve any environmental liabilities arising over the next five years for environmental matters existing at the purchase date.

As a means to facilitate the expeditious transition of the ongoing refinery business, MRC assumed all of the ongoing purchase and sales contracts with suppliers and customers of the refinery. These contracts are all short-term in nature and necessitated some guarantees from Connacher, all considered to be in the normal course of business.

5. INVESTMENT IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA")

The company records its investment in Petrolifera on an equity basis. Until the end of the second quarter of 2005 this investment was consolidated.

Under the terms of a Management Services Agreement with Petrolifera, Connacher provides all management, operational, accounting and general and administrative services necessary or appropriate to manage and operate Petrolifera. The fee for this service is $15,000 per month until May 2007. The agreement may be immediately terminated for performance failure by the aggrieved party or upon 30 days prior written notice by Connacher, or by mutual agreement.

At June 30, 2006, Connacher was owed $226,000 for these services, and for other amounts advanced and other amounts paid on Petrolifera's behalf (December 31, 2005 - $221,000).

Dilution gains are recognized upon changes to Connacher's equity interest in Petrolifera as they occur.

In 2006, Petrolifera share purchase rights and share purchase warrants were exercised by other investors resulting in a reduction of Connacher's equity interest in Petrolifera to 30 percent at June 30, 2006. The exercise of these rights and warrants generated a dilution gain for the year to date, in the amount of $52,000 as these rights and warrants were exercised at prices above Connacher's per share carrying value of its investment in Petrolifera.

6. REFINING INVENTORIES

	June 30, 2006 ($000's)
Crude oil	2,999
Other raw materials and unfinished products (1)	1,764
Refined products (2)	21,016
Process chemicals (3)	1,174
Repairs and maintenance supplies and other	1,074
	28,027

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude oil. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, liquid petroleum gases and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

7. BANK LOANS

As at June 30, 2006 the company had available a $45 million reserve-based revolving loan ("RBL facility") and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. These facilities have a renewable one year term and are secured by a fixed and floating charge debenture in the principal amount of $500 million. Interest at bank prime plus ¼ percent is to be charged on amounts borrowed. At June 30, 2006 the company had drawn $13.5 million on the RBL facility.

In early April 2006 the company drew US $51 million on a bridge loan facility to partially fund the acquisition of the Montana refinery assets, which closed on March 31, 2006. The loan bears interest at LIBOR + ½ percent for the first 90 days (adjusted for subsequent quarterly periods), is secured by a US$500 million demand debenture and pledge agreement and is repayable before April 4, 2007.

The company is also in discussions with an international bank, as agent, to provide up to US $180 million in a long term loan facility which is subject to negotiation of satisfactory terms and is subject to acceptable market conditions.

8. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties and facilities.

	Six months ended June 30, 2006	Year ended December 31, 2005
	($000's)	($000's)
Asset retirement obligations, beginning of period	**3,108**	2,905
Liabilities incurred	**366**	301
Liabilities acquired (Note 3)	**2,109**	-
Liabilities settled with Petrolifera deconsolidation	**-**	(442)
Liabilities disposed	**-**	(24)
Change in estimates	**567**	203
Accretion expense	**132**	165
Asset retirement obligations, end of period	**6,282**	3,108

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized
The authorized share capital is comprised of the following:
• Unlimited number of common voting shares
• Unlimited number of first preferred shares
• Unlimited number of second preferred shares

Issued
Only common shares have been issued by the company.

	Number of Shares	Amount ($000's)
Share Capital:		
Balance, December 31, 2005	139,940,448	125,071
Issued for cash in private placement (a)	19,047,800	100,001
Issued for Luke acquisition (Note 3)	29,699,282	111,966
Issued for refinery acquisition (Note 4)	1,000,000	5,060
Issued upon exercise of options (b)	742,699	700
Issued upon exercise of warrants (c)	1,493,820	881
Share issue costs		(6,389)
Tax effect of share issue costs		2,295
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (d)		(5,448)
Balance, Share Capital, June 30, 2006	191,924,049	334,137

Contributed Surplus:	
Balance, December 31, 2005	1,962
Fair value of share options granted (b)	7,108
Assigned value of options exercised	(163)
Balance, Contributed Surplus,June 30, 2006	8,907

Total Share Capital and Contributed Surplus:	
December 31, 2005	127,033
June 30, 2006	343,044

(a) Private placement – 2006

In March 2006 the company issued from treasury 19,047,800 common shares at $5.25 per share on a private placement basis.

(b) Stock options granted

A summary of the company's outstanding stock option grants, as at June 30, 2005 and 2006 and changes during those periods are presented below:

	2006		2005	
	Number of Shares	**Weighted Average**	Number of Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	**8,592,600**	**1.49**	3,988,600	0.53
Granted	**7,777,300**	**4.94**	1,500,000	0.89
Expired	**-**	**-**	(70,000)	0.55
Exercised	**742,699**	**0.72**	(300,000)	0.36
Outstanding, end of period	**15,627,201**	**3.24**	5,118,600	0.64
Exercisable, end of period	**5,140,198**	**2.56**	2,718,200	0.62

All stock options have been granted for a period of five years. Of the 7,777,300 options granted in 2006, 6,000,000 vest one-third immediately, one-third one year after grant and one-third two years after grant. The remaining 1,777,300 vest one-third one year after grant, one-third two years after grant and one-third three years after grant. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at June 30, 2006
$0.20 - $0.99	3,401,901	3.1
$1.00 - $1.99	2,018,000	3.9
$2.00 - $3.99	2,856,000	4.4
$4.00 - $5.56	7,351,300	4.7
	15,627,201	

In 2006 a compensatory non-cash charge of $7,108,000 (2005 - $331,000) was recorded, reflecting the fair value of stock options granted and vested during the period. Of this current amount, $5,194,000 (2005-$331,000) was expensed and $1,914,000 (2005 – nil) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2006	2005
Risk free interest rate	4.1%	3.0%
Expected option life (years)	3	3
Expected volatility	48%	53%

The weighted average fair value at the date of grant of all options granted in the first six months of 2006 was $1.81 per option (2005 - $0.28).

(c) Share purchase warrants

A summary of the company's outstanding share purchase warrants, as at June 30, 2005 and 2006 and changes during the periods are presented below:

	2006	2005
Outstanding, beginning of period	1,493,820	5,300,525
Exercised	1,493,820	(3,085,757)
Expired	-	(15,000)
Outstanding, end of period	-	2,199,768

(d) Flow-through shares

In 2006 the company renounced $15,000,000 of resource expenditures to flow-through investors effective December 31, 2005. The related tax effect of $5,448,000 on those expenditures was recorded in 2006 and the company has until December 31, 2006 to incur those expenditures. As at June 30, 2006, the company had incurred all of the required expenditures.

10. SEGMENTED INFORMATION

In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 5) it also conducted a conventional petroleum and natural gas business in Argentina. The significant aspects of these operating segments are presented below. Included in total Canadian conventional assets is the company's carrying value of its investment in Petrolifera.

Three months ended June 30	Canada			Argentina	USA	
($000's)	Conventional	Oil Sands	Total	Conventiona	Refining	Total
2006						
Revenue, gross	**13,561**	**-**	**13,561**	**-**	**51,053**	**64,614**
Net earnings (loss)	**(2,111)**	**-**	**(2,111)**	**(5)**	**(303)**	**(2,419)**
Property and equipment	**190,669**	**63,989**	**254,658**	**-**	**43,305**	**297,963**
Goodwill	**103,623**	**-**	**103,623**	**-**	**-**	**103,623**
Capital expenditures and	**7,281**	**27,816**	**35,097**	**-**	**(817)**	**34,280**
Total assets	**321,594**	**63,989**	**385,583**	**-**	**107,276**	**492,859**
2005						
Revenue, gross	2,336	-	2,336	460	-	2,796
Net earnings (loss)	(304)	-	(304)	74	-	(230)
Property and equipment	33,689	8,408	42,097	3,873	-	45,970
Capital expenditures	3,837	1,567	5,404	244	-	5,648
Total assets	39,230	8,408	47,638	4,794	-	52,432

Six months ended June 30	Canada			Argentina	USA	
($000's)	Conventional	Oil Sands	Total	Conventional	Refining	Total
2006						
Revenue, gross	**17,998**	**-**	**17,998**	**-**	**51,061**	**69,059**
Net earnings (loss)	**(2,777)**	**-**	**(2,777)**	**(13)**	**(295)**	**(3,085)**
Property and equipment	**190,669**	**63,989**	**254,658**	**-**	**43,305**	**297,963**
Goodwill	**103,623**	**-**	**103,623**	**-**	**-**	**103,623**
Capital expenditures and	**216,030**	**52,806**	**268,836**	**-**	**66,280**	**335,116**
Total assets	**321,594**	**63,989**	**385,583**	**-**	**107,276**	**492,859**
2005						
Revenue, gross	3,809		3,809	845	-	4,654
Net earnings (loss)	1,324		1,324	119	-	1,443
Property and equipment	33,689	8,408	42,097	3,873	-	45,970
Capital expenditures	4,816	5,341	10,157	1,540	-	11,697
Total assets	39,230	8,408	47,638	4,794	-	52,432

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the three months ended June 30	2006	2005
Weighted average common shares outstanding	**191,671,650**	92,875,192
Dilutive effect of stock options and stock purchase warrants	**7,259,755**	7,680,225
Weighted average common shares outstanding – diluted	**198,931,405**	95,555,417

For the six months ended June 30	2006	2005
Weighted average common shares outstanding	**173,015,395**	92,036,801
Dilutive effect of stock options and stock purchase warrants	**7,400,274**	2,680,224
Weighted average common shares outstanding – diluted	**180,415,669**	94,717,025

(b) Net change in non-cash working capital

For the three months ended June 30	2006	2005
	($000's)	($000's)
Accounts receivable	**(26,769)**	(328)
Due from Petrolifera	**164**	-
Prepaid expenses	**(1,245)**	58
Refinery inventories	**(8,031)**	-
Accounts payable	**7,513**	(654)
Total	**(28,368)**	(924)

Summary of working capital changes:		
Operations	**(37,742)**	(3,299)
Investing	**9,374**	2,375
	(28,368)	(924)

For the six months ended June 30	2006	2005

Accounts receivable	**(29,207)**	(408)
Due from Petrolifera	**(5)**	-
Prepaid expenses	**(1,256)**	97
Refinery inventories	**(8,031)**	-
Accounts payable	**19,218**	1,721
Total	**(19,281)**	1,410

Summary of working capital changes:

Operations	(33,499)	(108)
Investing	14,218	1,518
	(19,281)	1,410

(c) Supplementary cash flow information

For the three months ended June 30	2006	2005
Interest paid	**855**	70
Income taxes paid	**-**	10
Stock-based compensation capitalized	**1,704**	-

For the six months ended June 30	2006	2005
Interest paid	**932**	76
Income taxes paid	**-**	21
Stock-based compensation capitalized	**1,914**	-

12. RESTATEMENT

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $216,000 ($127,000 net of tax) for 2002 and 2003 was recorded as an adjustment to the opening balance of retained earnings for 2005. There was no change to net earnings for 2005.

This release contains forward-looking statements or relates to information containing forward-looking statements, including but not limited to production rates, reserves, exploration and development plans, capital expenditures. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates and the timing and recoverability thereof; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and, as relates to Connacher's equity interest in Petrolifera, Connacher's risk associated with international activity. Reserve and resource information is based upon assumptions and forecasts set forth in the independent reserves and resource reports of D&M and GLJ and are summarized in Connacher's Annual Information Form. Although Connacher believes that our expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. For a description of the risks and uncertainties facing Connacher, readers should refer to Connacher's Annual Information Form and other public disclosure documents filed at ww.sedar.com. A barrel of oil equivalent (boe), derived by converting gas to oil in the ratio of six thousand cubic feet of gas to oil, and may be misleading, particularly if used in isolation. A boe conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

R.A. Gusella
President and Chief Executive Officer

Connacher Oil and Gas Limited
Calgary, Alberta

Phone:	**(403) 538-6201**
Fax:	**(403) 538-6225**
Website:	**www.connacheroil.com**
Email:	**inquiries@connacheroil.com**


CONNACHER
OIL AND GAS LIMITED

TSX : CLL

Suite 2600, 530 - 8th Avenue SW
Calgary, Alberta Canada T2P 3S8
T 403.538.6201 F 403.538.6225
www.connacheroil.com
inquiries@connacheroil.com


Q2
INTERIM REPORT 2006

GOING AFTER THE BIG ONE

Highlights for Second Quarter 2006

- Great Divide Project receives regulatory approval
- Conventional production more than triples to exceed 3,500 boe/d
- Integrated strategy kicks in with revenue up over 1,384 percent in first half of 2006
- Cash flow from operations before working capital changes ("cash flow") up 798 percent in first half of 2006 to $11 million
- Outlook for further growth at Great Divide strengthened
- Plans advanced for a long term project debt financing to refinance short term refinery acquisition debt and to provide added capital for Great Divide development

	Three months ended June 30			Six months ended June 30		
	2006	2005	% Change	2006	2005	% Change
FINANCIAL ($000's except per share amounts) (1)						
Total revenue	64,614	2,796	2,211	69,059	4,653	1,384
Cash flow from operations before working capital changes (2)	9,499	877	983	11,224	1,142	883
Per share, basic (2)	0.05	0.01	400	0.07	0.01	600
Per share, diluted (2)	0.05	0.01	400	0.06	0.01	500
Net earnings (loss) for the period	(2,419)	(230)	952	(3,085)	1,443	
Per share, basic	(0.01)	-		(0.02)	0.02	
Per share, diluted	(0.01)	-		(0.02)	0.02	
Capital expenditures and acquisitions	34,706	5,649	514	336,476	11,697	2,777
Cash on hand				7,505	2,879	161
Working capital (deficit) (3)				(41,255)	854	
Shareholders' equity				340,639	41,217	726
Total assets				492,859	52,432	840
OPERATING (1)						
Conventional daily sales volumes						
Crude oil - bbl/d	1,026	702	46	858	666	29
Natural gas - mcf/d	15,172	1,416	971	8,921	1,372	550
Barrels of oil equivalent - boe/d (4)	3,554	938	279	2345	894	162
Conventional prices						
Oil - $/bbl	61.45	41.23	49	53.26	35.96	48
Natural gas - $/mcf	5.66	0.99	472	5.76	1.08	433
Barrels of oil equivalent - $/boe (4)	41.88	32.35	29	41.39	28.42	46
Refining						
Sales revenue (5)	50,967	-	-	50,967	-	-
Margins	3,988	-	-	3,988	-	-
Margins (%)	7.8%	-	-	7.8%	-	-
Common shares outstanding (000's)						
Weighted average						
Basic	191,672	92,875	106	173,015	92,037	88
Diluted	198,931	95,555	108	180,416	94,717	90
End of period						
Issued				191,924	93,013	106
Fully diluted				207,551	100,331	107

(1) In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(2) Cash flow from operations before working capital changes ("cash flow") and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management's Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(3) A short term working capital deficiency exists at June 30, 2006 as part of the consideration paid for the refinery acquisition was financed with short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

(4) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf:1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(5) Results from the date of purchase of the refinery on March 31, 2006 to June 30, 2006. In the month of April 2006 the refinery was shut down for approximately 20 days for scheduled turnaround maintenance.


CONNACHER
OIL AND GAS LIMITED


Q2

Letter to Shareholders

Connacher made significant progress during the second quarter and first half of 2006. Significant revenue growth was recorded, reflecting the impact of the acquisition of both Luke Energy Ltd. and the purchase of refining assets in Great Falls, Montana. As a consequence, the company's cash flow also expanded considerably. Despite this significant growth, a loss was recorded for both the second quarter 2006 and for the first half 2006, primarily due to non-cash depletion charges until Connacher can book Great Divide costs and related reserves in the proven category and for stock-based compensation costs related to annual option awards made during the second quarter. The impact of these items was positively offset by a significant contribution to earnings from Connacher's equity stake in Petrolifera Petroleum Limited.

Great Divide

The major recent event for the company was the approval of the company's Great Divide oil sands steam-assisted gravity drainage ("SAGD") project by Alberta's Energy Utilities Board ("EUB") and subsequently the issuance of an Order in Council by the Cabinet of the Government of Alberta authorizing Connacher to proceed with its 10,000 bbl/d development project. As indicated in an earlier press releases related to these developments, Connacher is well-advanced in its preparation for the project. As a consequence of well-organized planning and procurement process, Connacher has now completed over 80 percent of its engineering and design work for the Great Divide facility. Major equipment shop construction is over 65 percent complete, with about 64 percent of civil design accomplished. Electrical design and drafting is 44 percent complete and shop construction 12 percent complete. Final commissioning of the facility is targeted for the second quarter of 2007. At that time steam injection will commence, with production buildup to follow.

At this writing, approximately 50 percent of facility costs have been committed or spent, the project is on budget and processing and instrument design for well pads is underway. The ordering of instrumentation and equipment is proceeding. Although Connacher's forecast costs have increased, Connacher's focus on a modular approach and efficiencies of smaller scale operations is expected to immunize the Great Divide project from the intense cost pressures which have come to characterize the larger scale mining operations around Fort McMurray. Our preferred location in proximity to the main highway between Edmonton and Fort McMurray is also expected to provide several advantages as regards transportation, access to power and pipeline corridors and exemption from the operational and social pressures being experienced on other projects in the northern region.

As previously reported, two SAGD drilling rigs have been contracted for drilling the first 15 well pairs for steam injection and production from the high-quality McMurray reservoir at Pod One,which is presently estimated to contain approximately 180 million barrels of oil-in-place and 108 million recoverable barrels.

As at December 31, 2005, Connacher's total reserve and resource base in the Great Divide area, including Pod One, was estimated by GLJ Petroleum Associates ("GLJ") to exceed 500 million barrels of oil-in-place with over 300 million barrels recoverable. This estimate did not incorporate any of the results of Connacher's 2006 winter drilling and seismic program, which is currently being evaluated. Results will be incorporated into an updated reserve and resource report in the near future. Connacher remains very optimistic about the potential of its acreage and the likelihood of a significant expansion in its recognized reserve and resource base, which would then provide the basis for additional projects of similar or larger magnitude than Pod One. Recently, the company was successful in acquiring additional oil sands leases at Crown sales and the total identified pod count has now reached six in number. Currently, a 3D summer seismic program is underway over the Pod One extension-Pod Five area east of the Pod One accumulation which is our first project. Furthermore, a multi-well program over Pod Two using a helicopter-transportable rig could be accomplished this fall, if conditions permit, the necessary equipment becomes available and appropriate regulatory approvals are forthcoming.

Discussions are proceeding with respect to the selection of a pipeline connection for Pod One production when it comes onstream in 2007. Also, Connacher is continuing its financing program aimed at providing the balance of the funds necessary to complete the Pod One development and repay short-term debt incurred to acquire the refining assets in Montana. In this regard, meetings have been held with two rating agencies who will rate both Connacher's overall corporate credit and the Great Divide project (comprised of the oil sands leases and the refinery) debt, targeted at US$195 million, including a US$15 million working capital facility for the refinery. If, as anticipated, this proposed Term Loan B financing is successfully completed, the refinery bridge loan would be repaid and the remaining funds will supplement Connacher's historic, current and planned investments to bring the project on stream in a timely manner. Connacher's conventional assets and its equity stake in Petrolifera are not collateralized for this structured debt proposal leaving the company with financial flexibility and effectively no net indebtedness. Terming out indebtedness in this manner is consistent with Connacher's objective of financing its projects with equity and term debt to avoid the vagaries of short-term rate fluctuations and short-term changes in lenders' attitudes towards the oil sands and heavy oil, thus mitigating financial risk.



Plans are well-advanced for next year's drilling and seismic programs over much of the balance of Connacher's main lease block in the Great Divide region. A significant portion of this expanded drilling and seismic program will likely be financed with a flow-through share financing at the appropriate time later in 2006.

Great Divide remains the company's major asset and Connacher has already initiated the process of preparing the applications for new pod development for submission at the earliest possible date. This process will include an extensive environmental impact assessment covering the balance of its main lease block not presently part of the Pod One development. This is anticipated to position Connacher to proceed with applications for additional development opportunities as they are being delineated.

The Refinery

On March 31, 2006 Connacher successfully completed the purchase of an 8,300 bbl/d refinery and related assets in Great Falls, Montana for a total consideration of $67 million, comprised of $62 million cash and one million Connacher common shares with a deemed value of $5.06 per share. Included in the purchase price was extensive refined product inventory and minor amounts of equipment.

In April 2006 a full turnaround of the refinery was completed. Following the turnaround and after debottlenecking, the throughput capacity of the refinery was expanded and up to 9,500 bbl/d of throughput has recently been achieved. Refinery margins were healthy during May and June and the plant has contributed attractive levels of earnings before interest, taxes, depreciation and amortization ("EBITDA"). This has continued into July 2006.

Connacher was fortunate in being able to retain most of the key personnel and staff associated with the Great Falls refinery. In conjunction with this purchase, Mr. Cameron Todd was also hired to fill the role of Vice President, Refining and Marketing. We welcome our new employees and remain confident our integrated approach will provide the company with a mitigation of risks associated with heavy oil production over the longer run, especially with regards to price differentials in a high price environment for crude oil. We also see evolving synergies arising from the stronger technical base of personnel associated with the refinery in managing our ability to handle heavier crude oil volumes at the refinery and upstream in the field should direct burning of bitumen be achievable in an environmentally-acceptable and economical manner in the near future. We are also developing new strategic relationships with downstream operators which we believe will set us up well in the future.

Conventional Activities

In mid-March 2006 Connacher acquired Luke Energy Ltd. ("Luke") for $205 million, comprised of $93 million cash and $112 million of common shares at a deemed value of $3.77 per common share. The purchase secured the company exposure to significant natural gas reserves, primarily in the Marten Creek region of northern Alberta, west of our Great Divide Project. It also expanded Connacher's current production levels, cash flow and credit capacity.

During the second quarter and into the third quarter of 2006, Connacher has focused on preparations for the 2007 winter drilling program at Marten Creek, as this is substantially a winter-only access area. A total of 16 locations have been developed and rig contracting has been completed. New drilling and tie-ins will be aggressively pursued in early 2007 to expand production. Additionally, certain 2006 activity may translate into expanded natural gas reserves, once these are updated and evaluated.

Connacher has also expanded its development and stepout drilling programs at Three Hills, Alberta and at Battrum, Saskatchewan. A total of nine wells have been drilled and cased in this program. These results should also impact on third quarter production and booked reserves.

While crude oil prices have remained buoyant during the second quarter of 2006, natural gas prices were weak, reflecting full storage and the aftermath of the post-Katrina run up in North American natural gas prices. Recently, natural gas prices have strengthened. While Connacher completed its negotiated purchase of Luke during the period of high prices during the first quarter 2006, immediate spot prices had little influence on the negotiations and deliberations behind the purchase, as our focus is on a longer-term price deck and the strategic implications of hedging our natural gas costs for Great Divide. It should be noted the company's conventional natural gas production is more than adequate to meet current requirements for Pod One. Connacher believes it can develop its natural gas assets to provide added volumes for new pods when they are ready to be commercially developed. As such, the company has a physical hedge against dramatic increases in natural gas pricing in future years, until it is positioned to directly burn bitumen for its fuel requirements in making steam for the SAGD process.


CONNACHER
OIL AND GAS LIMITED


Q2 2006

Financial and Corporate Matters

Connacher's revenue base expanded considerably during the second quarter 2006 with the inclusion of operating and financial results arising from the purchase of Luke and the refinery. Revenue rose over 23 times to $64.6 million during the quarter and almost 15 times for the first half 2006 compared to last year.

Cash flow was $9.5 million ($0.05 per weighted average common share outstanding) during the second quarter and exceeded $11 million ($0.07 per share) for the first half 2006. These results compare favorably with $877 thousand in the second quarter of last year and $1.1 million for the first half of 2005, and represent increases of 983 and 883 percent, respectively.

Capital expenditures aggregated $336 million, including the purchases of Luke and the refinery. Included in the total was approximately $53 million invested in the oil sands. These expenditures were financed by a combination of cash balances, cash flow from operations, issuance of new common shares and temporary short-term bank borrowings. Connacher is in the process of raising US$180 million of term project debt, to discharge short-term borrowings primarily arising from the refinery purchase and to fund completion of Pod One drilling and facilities. Once this financing is completed, Connacher's balance sheet will be strengthened and redressed. In the interim, Connacher has adequate liquidity, anticipated cash generation, unused credit and credit capacity to conduct its operations and to meet all its obligations in accordance with its financial plan and budget.

A loss of $2.4 million ($0.01 per share) was reported for the second quarter 2006. The year-to-date loss was $3.1 million (0.02 per share). The loss was primarily the result of higher non-cash charges for depletion which should decline on a unit basis once the significant reserves at Great Divide are included in the company's proven reserve base, even with the inclusion of related capital costs. Also, second quarter earnings were impacted by a non-cash charge related to the company's annual stock option awards, which are exclusive of those granted to new hires normally awarded during this reporting period once the prior year's results are available to the company's Board of Directors to assist them in their deliberations in this regard.

Outlook

Connacher has experienced a period of rapid growth and expansion during the past twelve months. A significant accomplishment has been to secure approval to proceed with the development of our principal asset, which is our reserve base at Pod One on our oil sands leases at Great Divide, Alberta. Simultaneously, we have completed transactions which mitigate the risks associated with heavy oil projects such as ours, by acquiring natural gas reserves, production and associated growth potential at reasonable cost; by acquiring a refinery to mitigate differential risk associated with heavy oil prices in a high price environment for crude oil; and by strengthening our equity base through successful equity financings during the past year. As a consequence, our conventional production base has expanded to over 3,500 boe/d as we await the impact of the 10,000 bbl/d project at Great Divide. Our cash flow has also expanded and we have advanced plans to complete a term debt financing on a project basis which will provide new funds for Great Divide while reducing our financial risk through exposure to the vagaries of short-term indebtedness. We have transformed Connacher during the past 18 months into a vibrant mini-integrated oil company.

Simultaneously, we have reduced the risks of cost overruns and delays in our capital program at Great Divide by careful advanced planning and procurement, emphasizing a modular approach to construction. We are capitalizing on the recent and historic experience of our management and technical staff, which has been expanded to deal with our broadened scope of operations. A new Treasurer, Mr. Grant Ukrainetz, was also hired to assist in dealing with the expanded and more complicated financial transactions in which the company is now involved.

We remain confident of our future and look forward to reporting further to our shareholders as events unfold over the ensuing months of 2006. With Petrolifera continuing to experience considerable growth and progress in its operating and financial results, our investment in that company has also appreciated, giving us a fair market value for our holdings substantially in excess of our carrying cost. Connacher's oil sands holdings are strong, vibrant and prospectively have considerable additional growth potential. Our conventional activity provides Connacher with stable and growing reserves, value, production and funds from operations. The Montana refinery has demonstrated an ability to yield improved margins, with higher throughput, following our successful turnaround. As we move through the current fiscal year, this overall strengthening and diversification augers favourably for Connacher.

Respectfully Submitted on behalf of the Board of Directors
Connacher Oil and Gas Limited

Signed,

"R. A. Gusella"
Richard A Gusella
President and Chief Executive Officer
August 10, 2006





Management's Discussion and Analysis ("MD&A")

The following is dated as of August 10, 2006 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the six months ended June 30, 2006 and 2005 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2005 and 2004 as contained in the company's 2005 annual report. The unaudited consolidated financial statements for the six months ended June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited ("Petrolifera") as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuation, currency controls, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

CONVENTIONAL PRODUCTION, PRICING AND REVENUE

	Three months ended June 30			Six months ended June 30		
	2006	2005	% Change	2006	2005	% Change
Daily production / sales volumes						
Crude oil – bbl/d	1,026	702	46	858	666	29
Natural gas –mcf/d	15,172	1,416	971	8,921	1,372	550
Combined – boe/d	3,554	938	279	2,345	894	162
Product pricing ($)						
Crude oil – per bbl	61.45	41.23	49	53.26	35.96	48
Natural gas – per mcf	5.66	0.99	472	5.76	1.08	433
Boe – per boe	41.88	32.35	29	41.39	28.42	46
Conventional oil and gas revenues ($000's)	13,546	2,761	391	17,567	4,601	282





Conventional oil and gas revenues in the second quarter of 2006 were 4.9 times higher than in the second quarter of 2005 and 3.3 times higher than in the first quarter of 2006.

The acquisition of Luke Energy Ltd. on March 16, 2006 was the most significant factor in this increase, as natural gas sales volumes increased more than 10 times from last year. Natural gas selling prices are also up more than five times from 2005, when Petrolifera's Argentinean gas pricing adversely affected corporate natural gas prices.

Increased crude oil production and sales volumes from new wells drilled in southwest Saskatchewan (net of the impact of ceasing to consolidate Petrolifera's results) and increased world oil pricing also contributed to the significant increase in conventional oil and natural gas revenues in the current quarter.

Natural gas and crude oil sales are now more evenly balanced, contributing 53 percent and 47 percent, respectively, of total conventional revenues.

ROYALTIES ON PETROLEUM AND NATURAL GAS SALES

For the three months ended June 30	2006		2005	
	Total	Per boe	Total	Per boe
Royalties ($000's)	$3,375	$10.43	$689	$8.07
Percentage of petroleum and natural gas revenue	25%		25%	

For the six months ended June 30	2006		2005	
	Total	Per boe	Total	Per boe
Royalties ($000's)	$4,185	$9.86	$1,058	$6.53
Percentage of petroleum and natural gas revenue	24%		23%	

Royalties represent charges against production or revenue by governments and landowners.

From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

OPERATING EXPENSES AND NETBACKS - CONVENTIONAL

Company Netbacks (1)
For the six months ended June 30

($000's)	2006		2005		% Change	
	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)	2,345		894		162	
Petroleum and natural gas revenue	$17,567	$41.39	$4,601	$28.42	282	46
Interest & other income	525	1.24	53	0.33	729	276
Royalties	(4,185)	(9.86)	1,058	(6.53)	296	51
Net revenue	13,907	32.77	3,596	22.22	284	47
Operating costs	(3,300)	(7.77)	(1,169)	(7.22)	182	8
Netback – conventional operations	$10,607	$25.00	$2,426	$15.00	334	67

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management of Connacher with performance measures and that provides shareholders and investors with a measurement of Connacher's efficiency and its ability to fund future growth through capital expenditures.

Operating Netbacks by Product
For the six months ended June 30

($000's)	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
Average daily production	858 bbl/d		8,921 mcf/d	
Total revenue	$8,273	$53.26	$9,294	$5.76
Royalties	(1,713)	(11.03)	(2,472)	(1.53)
Operating and transportation costs	(1,349)	(8.68)	(1,951)	(1.21)
Operating netback	$5,211	$33.55	$4,871	$3.02





For the second quarter of 2006 operating costs of $2.5 million were 290 percent higher than in the same prior year period, commensurate with increases in daily sales volumes. On a per unit basis, operating costs increased by three percent to $7.63 per boe. The increase in operating costs, both absolutely and on a per unit basis, reflects the company's increased production and sales volumes in a higher cost environment.

Primarily as a result of higher product prices, operating netbacks per boe for the first six months of 2006 increased 67 percent to $25.00 per boe compared to $15.00 in the first six months of 2005.

REFINING REVENUES AND MARGINS

On March 31, 2006, Connacher completed the acquisition of the refining assets of Montana Refining Company. The assets acquired included the refinery and certain inventory including refined products. The results reported herein are for the period from April 1, 2006. In April, 2006 the refinery was shut down for 20 days for scheduled "turnaround" maintenance. Since resuming refining operations after the "turnaround," certain increased efficiencies have occured, and throughput daily volumes have been increased.

The operating results of the refinery since its acquisition to June 30, 2006 are summarized below. There are no comparative period results. As the refinery was shut down for "turnaround" maintenance for most of April, 2006, these results may not be typical for an average quarter.

	For the second quarter of 2006
Refinery throughput	
Crude charged (bpd) (1)	7,596
Refinery production (bpd) (2)	6,932
Sales of produced refined products (bpd)	6,266
Sales of refined products (bpd) (3)	
Refinery utilization (%) (4)	83.5%

(1) Crude charge represents the barrels per day of crude oil processed at the crude units at the refinery.
(2) Refinery production represents the barrels per day of refined products yielded from processing crude and other refinery feedstocks through the crude units and other conversion units at the refinery.
(3) Includes refined products purchased for resale.
(4) Represents crude charge divided by total crude capacity.

	For the second quarter of 2006
Feedstocks	
Sour crude oil (%)	98%
Other feedstocks and blends (%)	2%
Total	100%
Refining sales revenue ($000's)	$50,967
Refining - crude oil and operating costs ($000's)	46,979
Refining margin ($000's)	$3,988
Refining margin (%)	7.8%

Sales of produced refined products	**For the second quarter of 2006**
Gasolines (%)	27%
Diesel fuels (%)	15%
Jet fuels (%)	3%
Asphalt (%)	50%
LPG and other (%)	5%
Total	100%
Average per produced barrel	
Refining sales revenue	$89.38
Less refining - crude oil and operating costs	82.39
Refining margin	$6.99





Below are reconciliations to the Consolidated Statement of Income for refining sales and refining - crude oil and operating costs. Due to rounding, some amounts may not calculate exactly.

Reconciliation of refined product sales from produced products sold to refining sales revenue	For the second quarter of 2006
Average sales price per produced barrel sold	$89.38
Sales of produced refined products sold	6,266
Number of days in period	91
Refined product sales from produced products sold ($000's)	$50,967

Reconciliation of average cost of products per produced barrel sold to refining - crude oil and operating costs	
Average cost of products per produced barrel sold	$82.39
Sales of produced refined products sold	6,266
Number of days in period	91
Refining - crude oil and operating costs	$46,979

GENERAL AND ADMINISTRATIVE EXPENSES

In the second quarter of 2006, general and administrative ("G&A") expenses were $1.3 million compared to $582,000 in the second quarter of 2005, a year over year increase of 131 percent. This primarily reflected increased costs for staffing for the company's expanded operating activities. G&A of $99,000 was capitalized in 2006 (2005 - $73,000).

In the year to date, non-cash stock-based compensation costs of $7.1 million were recorded (2005 - $331,000). These charges reflect the fair value of all stock options granted and vested in each period. Of this amount, $5.2 million was expensed (2005 - $331,000) and $1.9 million was capitalized (2005 – nil). The increase reflects the timing of the company's annual award policy which also resulted in awards reflecting the growth and success of the corporation and the expanded equity base as a result of prior sales of common shares from treasury.

FINANCE CHARGES AND FOREIGN EXCHANGE

All costs relating to the company's new banking facilities (bankers' fees, legal costs, etc.) are being deferred and amortized over the periods to which the banking facilities relate. In the year to date, deferred financing charges of $2.3 million (2005 - nil) and interest of $932,000 (2005 - $76,000) were expensed.

The translation of foreign currency denominated assets and liabilities in 2006 year to date resulted in a foreign exchange loss of $38,000 and a gain of $42,000 for the first six months of 2005. The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

The amounts reported for DD&A represent depletion charges in respect of the company's conventional petroleum and natural gas properties, depreciation of its refinery, depreciation of its administrative assets, accretion expense related to future abandonment charges estimated in respect of conventional and refining abandonment liabilities, and amortization of refinery "turnaround" maintenance costs.

Depletion expense is calculated using the unit-of-production method based on total estimated proved reserves; the refinery and administrative assets are depreciated over their estimated useful lives. The present value of the company's future abandonment liabilities are reported on the company's balance sheet and during the period to abandonment, this balance is accreted to the estimated full future cost.


CONNACHER
OIL AND GAS LIMITED




Q2

The table below summarizes the DD&A charges for 2006 and 2005.

	Three months ended June 30		Six months ended June 30	
($000's)	2006	2005	2006	2005
	$	$	$	$
Depletion of conventional assets	9,028	1,129	11,790	2,269
Depreciation of refinery assets	621	-	621	-
Amortization of turnaround costs	233	-	233	-
Other depreciation	45	27	114	45
Accretion	86	36	132	72
Total	10,013	1,192	12,890	2,386

On a per unit basis, depletion has increased to $27.78 per boe from $14.74 per boe in the first six months of 2005. The increase in depletion expense (both absolute and per unit) is the result of increased depletable assets due to the Luke acquisition and the cost of new wells drilled.

Capital costs of $64 million (2005 – $13 million) related to the Great Divide oil sands project, which is in a pre-production state, have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $10 million (2005 – $2.3 million) were excluded from the depletion calculation, while future development costs of $2 million (2005 - $3.7 million) for proved undeveloped reserves were included in the depletion calculation.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2006 or 2005.

DILUTION GAIN

Since November 2004, the company's equity interest in Petrolifera has been diluted as a result of Petrolifera issuing common shares. In November 2004, the company's equity interest was reduced from 100 percent to 61 percent; in March 2005 it was reduced to 40 percent; in late 2005, it was further reduced to 33 percent and in the second quarter of 2006 it was reduced to 30 percent. These reductions resulted in a dilution gain to the company of $52,000 in the year to date for 2006 (2005 - $3 million gain).

EQUITY INTEREST IN PETROLIFERA EARNINGS

Connacher's equity interest share of Petrolifera's earnings in the second quarter of 2006 was $2.2 million and $2.6 million for the year to date. In the comparative period, Petrolifera was consolidated with Connacher.

TAXES

The income tax recovery of $3.3 million represents the tax effect of non-deductible expenses (primarily stock-based compensation) of $1.8 million and the effects of recently enacted federal and provincial income tax rate changes of $1.7 million, offset by current taxes of $0.2 million.

At June 30, 2006 the company had approximately $10 million of non-capital losses which do not expire before 2009, $187 million of deductible resource pools and $12 million of deductible financing costs.

NET EARNINGS

In the first half of 2006 the company reported a loss of $3.1 million (loss of $0.02 per basic and diluted share outstanding). This compares to net earnings of $1.4 million or $0.02 per basic and diluted share for the 2005 period.

SHARES OUTSTANDING

For the first six months of 2006, the weighted average number of common shares outstanding was 173 million (2005 - 92 million) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 180 million (2005 - 95 million). The substantial increase in shares outstanding period over period reflects the equity financings completed by the company and the treasury shares issued as partial consideration for the Luke and refinery acquisitions.

As at August 10, 2006, the company had the following securities issued and outstanding:

- * common shares;
- * share purchase warrants; and
- * share purchase options.

LIQUIDITY AND CAPITAL RESOURCES

A short term working capital deficiency arose on June 30, 2006 as part of the consideration paid for the refinery acquisition was financed with cash and short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

Connacher is in the process of raising US$180 million of term project debt, to discharge short-term borrowings primarily arising from the refinery purchase and to fund completion of Pod One drilling and facilities. Once this financing is completed, Connacher's balance sheet will be strengthened and redressed. In the interim, Connacher has adequate liquidity, anticipated cash generation, unused credit and credit capacity to conduct its operations and to meet all its obligations in accordance with its financial plan and budget.

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures. Management believes that available cash, together with proceeds from an equity financing completed in February 2006 and new and anticipated debt facilities and cash flow are expected to provide sufficient funding for working capital purposes and for the company's anticipated capital program in 2006. The company's only financial instruments are accounts receivable and payable; it maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

	Three months ended June 30		Six months ended June 30	
($000's)	2006	2005	2006	2005
	$	$	$	$
Net earnings (loss)	(2,419)	(230)	(3,085)	1,443
Items not involving cash:				
Depletion, depreciation and accretion	10,013	1,192	12,890	2,386
Stock-based compensation	4,800	114	5,194	331
Financing charges	2,300	-	2,307	-
Future income tax provision (recovery)	(3,186)	(89)	(3,573)	167
Future employee benefits	124	-	124	-
Foreign exchange (gain) loss	31	(22)	38	(42)
Lease inducement amortization	(15)	-	(30)	-
Dilution (gain) loss	51	-	(52)	(3,020)
Income applicable to non-controlling interests	-	(88)	-	(123)
Equity interest in Petrolifera earnings	(2,200)	-	(2,589)	-
Cash flow from operations before working capital changes	9,499	877	11,224	1,142

For the second quarter of 2006, cash flow was $9.5 million ($0.05 per basic and diluted share), 983 percent higher than the $877,000 ($0.01 per basic and diluted share) reported in the second quarter of 2005.





Cash flow per boe was $29.37 in the 2006 period compared to $10.27 in the same 2005 quarter. This represents 70 percent of the average company selling price per boe compared to 32 percent in 2005 and an increase of 186 percent over 2005.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

For the second quarter of 2006, capital expenditures totaled $36 million and $65 million for the first six months. A breakdown of the expenditures for the first half of 2006 follows:

- $53 million on the oil sands, including $7.5 million for drilling 20 oil sands delineation core holes and setting surface casing for an additional 10 wells, $8.2 million for seismic, $3.6 million for lease acquisition and retention costs and $33.7 million for facilities ordered for the development of Pod One;
- $6.4 million for drilling, completing and equipping eight conventional oil and gas wells and costs to work over producing wells; and
- $5.6 million for conventional seismic, evaluation, land acquisition and retention and other.

The company has recently entered into a 10 year office lease agreement committing it to pay approximately $1.6 million per year commencing in July 2007.

A significant part of the company's capital program is discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an approximate 87 percent working interest, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 99.7 percent working interest in 79,360 acres of oil sands leases in northern Alberta. To date, the focus has been on an approximate 2,000 acre tract ("Pod One") on which approximately $60 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir, to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d using steam assisted gravity drainage ("SAGD") and for certain facilities related to this project. Total costs for Pod One are expected to approximate $230 million including contingencies and certain capitalized items. Having received regulatory approvals, full development of Pod One has been initiated. Additionally, the company is evaluating the results of its 2006 winter delineation drilling and seismic program, which was undertaken to determine the existence of further exploitable oil bearing reservoirs on a portion of the remaining 77,000 acres at Great Divide.

Recent Financing

In February 2006 the company entered into financing commitment letters with BNP Paribas, a major international bank, for the following lending facilities:

(i) a $45 million reserve-based loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. This facility was established on March 16, 2006; and
(ii) a US$51 million bridge loan to fund a significant portion of the acquisition of the Montana refinery. This facility was established on March 31, 2006.

Connacher is currently negotiating with BNP Paribas, as agent, for a US$180 million term loan facility which would be used in part to repay the US$51 million bridge loan and a US$15 million revolving working capital loan facility for the refinery. If the proposed term debt and working capital facilities are completed on satisfactory terms, forecast surplus proceeds would be utilized to supplement the company's available cash flow and cash balances to finance forecast capital expenditures on the company's Great Divide Oil Sands project.

In February 2006, the company issued 19,047,800 common shares at $5.25 per share for gross proceeds of $100 million to fund exploration and development activities associated with conventional crude oil and natural gas activities and the Great Divide Oil Sands project, for general corporate purposes, for working capital and to possibly partially fund the acquisition of Luke Energy Ltd. Proceeds of the financing were utilized as follows:

($000's)	As stated at the time of financing	As actually applied
Gross proceeds	$100,000	$100,000
Underwriters commission and issue costs	6,250	6,250
Available for exploration and development, general corporate purposes, for working capital and to possibly fund a portion of the Luke acquisition	$93,750	$93,750


CONNACHER
OIL AND GAS LIMITED




Q2 2006

Acquisition of Luke Energy Ltd. ("Luke")

In December 2005 the company entered into a binding letter agreement to purchase, by way of a Plan of Arrangement, all of the shares of Luke for a cash consideration of $2.31 plus 0.75 of a Connacher common share for each Luke common share. On March 15, 2006 the Luke shareholders voted to approve the arrangement and on March 16, 2006 the arrangement was completed by the payment in total of $91.5 million cash and the issuance of 29.7 million Connacher common shares from treasury.

Luke is now a wholly-owned subsidiary of Connacher and produces approximately 2,800 boe/d (90 percent natural gas), largely at Marten Creek in northern Alberta. It operates most of its high working interest properties. This production was considered strategic to Connacher, as it provides a physical hedge to its initial requirements for natural gas to create steam for the company's proposed SAGD oil sands project at Great Divide. Based on current Luke production volumes and anticipated results of further development programs, the Luke purchase could also provide surplus volumes for sale in the marketplace or meet future Connacher requirements at Great Divide.

Acquisition of Refining Assets in Montana

On March 31, 2006, the company acquired of all of the assets of an 8,300 bbl/d refinery located in Great Falls, Montana, USA for approximately US$55 million, comprised of cash and one million Connacher common shares which were issued from treasury.

This acquisition was considered strategic to provide Connacher with protection against wider and more volatile type of heavy crude oil price differential swings. These have become increasingly frequent in the current higher oil price environment for the type of heavy oil which would be produced at Great Divide. The refinery is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to the company's cash flow growth in 2006 and beyond.

Connacher completed the purchase of the refining assets and related inventory through a new wholly-owned subsidiary, Montana Refining Company, Inc. ("MRC"). Its profitability will depend largely on the spread between market prices for refined petroleum products and the cost of crude oil.

MRC's principal source of revenue is from the sale of high value light end products such as gasoline, diesel, and jet fuel in markets in the western United States. Additionally, MRC sells a high grade asphalt into the local market. MRC's principal expenses relate to costs of products sold and operating expenses.

In April 2006, MRC completed a scheduled plant "turnaround" maintenance program of its refinery facilities. Such turnarounds are normally scheduled every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround.

With minimal additional anticipated capital investment, MRC would be capable of producing low sulfur gasoline ("LSG") as required by June 2008. Management is also studying changes necessary to comply by June 2010 with ultra low sulfur diesel ("ULSD") requirements. MRC will also be required to make investments of approximately US $2 million before 2010 for the installation of certain state of the art pollution control equipment.

The above mentioned regulatory compliance items, including the ULSD and LSG requirements, or other presently existing or future environmental regulations, could cause management to make additional capital investments beyond those described above and/or incur additional operating costs to meet applicable requirements.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. Among other things, the Act creates tax incentives for small refiners preparing to produce ULSD. The Act provides an immediate deduction of 75% of certain costs paid or incurred to comply with the ULSD standards and a tax credit based on ULSD production for up to 25% of those costs. Management intends to utilize these incentives when it is required to make these required expenditures.

NEW CRITICAL ACCOUNTING POLICIES ADOPTED BY CONNACHER

MRC's financial results are reported in accordance with Canadian GAAP and are consolidated with Connacher's other business units. The preparation of MRC's financial results require certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. Connacher's management considers the following new MRC accounting policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact on the company's results of operations, financial condition and cash flows.


CONNACHER
OIL AND GAS LIMITED




Q2

Inventory Valuation

Crude oil and refined product inventories are stated at the lower of cost or market. Cost is determined using the last in first out ("LIFO") inventory valuation methodology and market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years when inventory volumes decline and result in charging costs of sales with LIFO inventory costs generated in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Deferred Maintenance Costs

MRC's refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require routine "change-outs". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround or change-out. In order to minimize downtime during turnarounds, contract labor as well as maintenance personnel are utilized on a continuous 24 hour basis. Whenever possible, turnarounds are scheduled so that some units continue to operate while others are down for maintenance. The costs of turnarounds are recorded as deferred charges and are amortized over the expected periods of benefit.

Long-lived Refining Assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. When assets are placed into service, estimates are made with respect to their useful lives that are believed to be reasonable. However, factors such as competition, regulation or environmental matters could cause changes to estimates, thus impacting the future calculation of depreciation and amortization. Long-lived assets are also evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value. Estimates of future discontinued cash flows and fair values of assets require subjective assumptions with regard to future operating results and actual results could differ from those estimates.

RISK MANAGEMENT - MRC

Certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. MRC's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.

The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.

MRC's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, MRC is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, the company has recently issued parental guarantees and indemnifications on behalf of MRC. This is considered to be in the normal course of business. The company has not entered into any off-balance sheet arrangements.

EMPLOYEE FUTURE BENEFITS PLANS - MRC

As a consequence of the refinery acquisition and related employment of refinery personnel, MRC adopted new employee future benefit plans with effect from March 31, 2006.

A non-contributory defined benefit retirement plan covers only MRC's employees from March 31, 2006. MRC's policy is to make contributions annually of not less than the minimum funding requirements of the United States Employee Retirement Income Security Act of 1974. Benefits are to be based on the employee's years of service and compensation.

MRC also established new defined contribution (US tax code "401(k)") plans that cover all of its employees from March 31, 2006. The company's contributions are based on employees' compensation and partially match employee contributions.

BUSINESS RISKS

Other than as noted above for "Risk Management - MRC," there was no material change in the company's risks or risk management activities since December 31, 2005. Connacher's risk management activities are conducted according to policies and guidelines established by the Board of Directors. Readers should refer to Connacher's 2005 AIF and the risk management section of the 2005 annual MD&A.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and has determined that the following may have a significant impact on the company.

Beginning with the year ending December 31, 2007 the company will be required to adopt, if applicable, the Canadian Institute of Chartered Accountants ("CICA") Section 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely Consolidated Statement of Other Comprehensive Income, has been introduced that will identify certain gains and losses, including the foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured, in most cases, at fair values. Requirements for hedge accounting have been further clarified. Although Connacher is in the process of evaluating the impact of these standards, the company does not expect the Financial Instruments and Hedges standards to have a material impact on its Consolidated Financial Statements.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian GAAP for public companies will converge with International Financial Reporting Stands ("IFRS") over the next five years. The company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. Timing for development and first production from the Great Divide Oil Sands Project is subject to availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing may be required for the Great Divide Oil Sands Project and the company's conventional petroleum and natural gas assets.

Additional information relating to Connacher, including Connacher's Annual Information Form, can be found on SEDAR at www.sedar.com.

QUARTERLY RESULTS

	2004		2005				2006	
Three Months Ended	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30 [3]	Dec 31	Mar 31 [5]	June 30
Financial Highlights ($000 except per share amounts)- Unaudited								
Total revenue	2,383	1,987	1,857	2,796	4,183	3,542	4,446	64,614
Cash flow from operations before working capital changes [1]	478	471	265	877	1,978	1,238	1,725	9,499
Basic, per share [1]	0.01	0.01	-	0.01	0.02	0.01	0.01	0.05
Diluted, per share [1]	0.01	0.01	-	0.01	0.02	0.01	0.01	0.05
Net earnings (loss)	(869)	(150)	1,673	(230)	(1,034)	582	(666)	(2,419)
Basic, per share	(0.02)	-	0.02	-	(0.01)	-	-	(0.01)
Diluted, per share	(0.02)	-	0.02	-	(0.01)	-	-	(0.01)
Capital expenditures and acquisitions	681	3,954	6,047	5,649	2,870	2,241	300,836	34,706
Proceeds on disposal of PNG properties	17,564	(49)	-	-	-	-	-	-
Bank debt	7,563	-	-	250	-	-	17,600	70,365
Working capital surplus (deficiency)	(6,644)	3,549	5,588	854	67,440	75,427	(11,061)	(41,255)
Cash on hand (net debt)	(14,207)	3,914	8,286	2,629	67,708	75,511	(4,527)	7,505
Shareholders' equity	20,090	40,375	41,079	41,090	113,081	129,108	337,584	340,639
Operating Highlights - Conventional								
Production / sales volumes								
Natural gas - mcf/d	1,068	1,290	1,328	1416	497	86	2,600	15,172
Crude oil - bbl/d	636	646	629	702	808	775	689	1,026
Equivalent - boe/d [2]	814	861	850	938	891	789	1,122	3,554
Pricing								
Crude oil - $/bbl	36.58	30.68	30.02	41.23	53.40	41.54	40.93	61.45
Natural gas - $/mcf	2.21	1.29	1.18	0.99	1.88	7.55	6.34	5.66
Selected Highlights - $/boe [2]								
Weighted average sales price	31.48	24.93	24.04	32.35	49.48	41.61	39.83	41.88
Other income	0.33	0.15	0.24	0.41	1.57	7.15	4.20	0.04
Royalties	6.06	4.64	4.82	8.06	11.73	7.76	8.02	10.43
Operating costs	8.70	7.98	7.01	7.42	7.69	8.90	8.24	7.63
Netback [4]	17.05	12.47	12.45	17.28	31.63	32.09	27.77	23.86
Operating Highlights - Refining								
Refining production –bbl/d								6,932
Net sales per produced barrel								8,938
Operating margin per produced barrel								6.99
Common Share Information								
Shares outstanding at end of period (000's)	47,668	89,627	92,753	93,013	134,236	139,940	191,257	191,924
Weighted average share outstanding for the period								
Basic (000's)	47,400	50,908	91,189	92,875	103,851	136,071	154,152	191,672
Diluted (000's)	47,504	53,329	94,197	95,555	106,397	142,507	160,574	198,931
Volume traded during quarter (000's)	8,880	25,256	40,486	16,821	180,848	100,246	148,184	80,347
Common share price ($)								
High	0.44	0.80	1.22	1.05	2.69	4.20	6.07	5.05
Low	0.28	0.29	0.49	0.68	0.76	1.09	3.47	3.10
Close (end of period)	0.32	0.55	0.93	0.82	2.54	3.84	4.95	4.30

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) Netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Refer to MD&A for netbacks by product type.

(5) Reflects the financial and operating results relating to the acquisition of Luke following closing on March 16, 2006.

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited

(unaudited)

($000's)	June 30, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash and cash equivalents	7,505	75,511
Accounts receivable	29,981	1,605
Refinery inventories (Note 6)	32,925	-
Prepaid expenses	3,839	407
Due from Petrolifera (Note 5)	226	221
	74,476	77,744
Property, plant and equipment	297,963	45,242
Investment in Petrolifera (Note 5)	13,136	10,496
Other assets	3,661	256
Future income tax asset	-	1,075
Goodwill (Note 3)	103,623	-
	492,859	134,813
LIABILITIES		
CURRENT		
Accounts payable	45,336	2,316
Bank debt (Note 7)	70,365	-
	115,701	2,316
Future employee benefits	124	-
Asset retirement obligations (Note 8)	6,282	3,108
Deferred credits	251	281
Future income tax liability	29,862	-
	152,220	5,705
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 9)	343,044	127,033
Cumulative translation adjustment	(1,395)	-
Retained earnings (deficit)	(1,010)	2,075
	340,639	129,108
	492,859	134,813





CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited

(unaudited)

($000, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
		Restated (Note 12)		Restated (Note 12)
REVENUE				
Petroleum and natural gas sales	13,546	2,761	17,567	4,601
Refining sales	50,967	-	50,967	-
Interest and other income	101	35	525	53
	64,614	2,796	69,059	4,654
Royalties	(3,375)	(689)	(4,185)	(1,058)
	61,239	2,107	64,874	3,596
EXPENSES				
Conventional operating costs	2,468	633	3,300	1,169
Refining – crude oil and operating costs	46,979	-	46,979	-
General and administrative	1,343	582	2,299	1,251
Stock-based compensation (Note 9)	4,800	114	5,194	331
Finance charges	3,155	70	3,239	76
Foreign exchange loss (gain)	31	(22)	38	(42)
Depletion, depreciation and accretion	10,013	1,192	12,890	2,386
Dilution (gain) loss (Note 5)	51	-	(52)	(3,020)
Equity interest in Petrolifera earnings (Note 5)	(2,200)	-	(2,589)	-
	66,640	2,569	71,298	2,151
Earnings (loss) before taxes and non-controlling interests	(5,401)	(462)	(6,424)	1,445
Current income tax provision (recovery)	204	(55)	234	(42)
Future income tax provision (recovery)	(3,186)	(89)	(3,573)	167
	(2,982)	(144)	(3,339)	125
Earnings (loss) before non-controlling interests	(2,419)	(318)	(3,085)	1,320
Non-controlling interests (Note 5)	-	88	-	123
NET EARNINGS (LOSS)	(2,419)	(230)	(3,085)	1,443
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	1,409	2,757	2,075	1,084
RETAINED EARNINGS (DEFICIT), END OF PERIOD	(1,010)	2,527	(1,010)	2,527
EARNINGS (LOSS) PER SHARE (Note 11)				
Basic	(0.01)	-	(0.02)	0.02
Diluted	(0.01)	-	(0.02)	0.02

CONSOLIDATED STATEMENTS OF CASH FLOW

Connacher Oil and Gas Limited

(unaudited)

($000's)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used in) the following activities:				
OPERATING				
Net earnings (loss)	(2,419)	(230)	(3,085)	1,443
Items not involving cash:				
Depletion, depreciation and accretion	10,013	1,192	12,890	2,386
Stock-based compensation	4,800	114	5,194	331
Financing charges	2,300		2,307	
Future employee benefits	124	-	124	-
Future income tax provision (recovery)	(3,186)	(89)	(3,573)	167
Foreign exchange loss (gain)	31	(22)	38	(42)
Dilution (gain) loss	51	-	(52)	(3,020)
Lease inducement amortization	(15)	-	(30)	-
Income applicable to non-controlling interests	-	(88)	-	(123)
Equity interest in Petrolifera earnings	(2,200)	-	(2,589)	-
Cash flow from operations before working capital changes	9,499	877	11,224	1,142
Changes in non-cash working capital (Note 11 (b))	(39,006)	(3,299)	(34,763)	(108)
	(29,507)	(2,422)	(23,539)	1,034
FINANCING				
Issue of common shares, net of share issue costs	108	138	95,030	1,632
Issue of shares by Petrolifera, net of share issue costs	-	(100)	-	6,228
Deferred financing costs	(845)	-	(2,792)	-
Increase in bank debt	55,045	250	72,645	250
	54,308	288	164,883	8,110
INVESTING				
Acquisition of Luke Energy Ltd. (Note 3)	(426)	-	(92,654)	-
Acquisition of refining assets (Note 4)	-	-	(62,041)	-
Acquisition and development of oil and gas properties	(34,280)	(5,649)	(63,836)	(11,697)
Other assets	(3,657)	-	(3,657)	-
Change in non-cash working capital (Note 11 (b))	9,374	2,375	14,218	1,518
	(28,989)	(3,274)	(207,970)	(10,179)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,188)	(5,407)	(66,626)	(1,035)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,380)	-	(1,380)	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,073	8,286	75,511	3,914
CASH AND CASH EQUIVALENTS, END OF PERIOD	7,505	2,879	7,505	2,879

SUPPLEMENTARY INFORMATION – (Note 11)



NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Connacher Oil and Gas Limited

Period ended June 30, 2006
(unaudited)
($000, except share and per share amounts)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. In Canada and in the United States through a wholly owned subsidiary, Montana Refining Company, Inc. ("MRC") the company is in the business of exploring, producing, refining and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta.

2. SIGNIFICANT NEW ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.

As a result of the March 2006 acquisition of Luke Energy Ltd. and the March 2006 purchase of refining assets, the company has adopted the following new significant accounting policies.

Refinery inventories

Inventories are stated at the lower of cost, using the last-in, first-out ("LIFO") inventory valuation method for crude oil and refined products and the average cost method for materials and supplies, or market. Market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. In addition, the use of the LIFO inventory method may result in increases or decreases to cost of sales in years that inventory volumes decline as the result of charging cost of sales with LIFO inventory costs generated in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Long-lived refining assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. Long-lived assets are evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value.

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually at year end, or more frequently as economic events dictate, by comparing its fair value to its carrying value, including goodwill. If the fair value is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Foreign currency translation

Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenues and expense are translated at the average monthly rates of exchange during the periods. Gains or losses on translation of self-sustaining foreign operations are included in currency translation adjustment in shareholder's equity.

Monetary assets and liabilities of integrated foreign operations are translated in Canadian dollars at the rate of exchange in effect at


CONNACHER
OIL AND GAS LIMITED




Q2

the balance sheet date, non-monetary assts and liabilities are translated at rates pf exchange in effect when the assets were acquired or liabilities incurred, and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of integrated foreign operations are recognized in income.

The company has assessed the operation of MRC to be self sustaining.

Pension costs

The company's newly acquired subsidiary, MRC has a defined benefit pension plan for certain of its employees. Pension expenses for the plan amount to $124,000 in the current quarter.

Revenue recognition

Refined product sales and related costs of sales are recognized when products are shipped and title has passed to customers. All revenues are reported inclusive of shipping and handling costs incurred and billed on to customers and exclusive of excise taxes. Shipping and handling costs incurred are reported in costs of products sold.

Depreciation of refining assets

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, primarily 10 to 20 years for refining facilities, three to five years for transportation vehicles, 10 to 40 years for buildings and improvements and 7 to 30 years for other fixed assets.

Cost classifications

Costs of products sold include the cost of crude oil, other feedstocks, blendstocks and purchased finished products, inclusive of transportation costs. To provide the desired crude oil to the refinery, crude oil is purchased from producers and other petroleum companies through crude oil buy/sell exchange contracts. Operating expenses include direct costs of labor, maintenance materials and services, utilities, marketing expenses and other direct operating costs. General and administrative expenses include compensation, professional services and other support costs.

Deferred maintenance costs

Refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require regular "changeouts". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are deferred and amortized over the period until the next scheduled turnaround. Other repairs and maintenance costs are expense when incurred. Unamortized costs that will be charged to refinery operating costs in the next year are included in prepaid expenses and the remaining balance is included in other assets.

Environmental liabilities

Environmental liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are recognized to the extent such recoveries are considered probable.

Derivative instruments

Derivative instruments would be recognized as either assets or liabilities in the balance sheet and measured at their fair value. Changes in the derivative instrument's fair value would be recognized in earnings unless specific hedge accounting criteria are met. Currently, the company has no derivative instruments.





3. ACQUISITION OF LUKE ENERGY LTD.

The company completed the acquisition of Luke Energy Ltd. ("Luke") on March 16, 2006. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the preliminary purchase equation is estimated as follows:

Net assets acquired:	
Petroleum and natural gas assets	$153,000
Goodwill	104,000
Asset retirement obligations (Note 8)	(2,000)
Working capital	(19,000)
Future income tax liability	(31,000)
Net assets acquired	$205,000
Consideration paid:	
Cash	$93,000
Shares (Note 9)	112,000
	$205,000

Included in the working capital deficit are capital costs paid or payable arising from Luke's winter drilling program and for transaction costs incurred by Luke, all as monitored and approved by Connacher since entering into the transaction in mid-December 2005. Included in cash consideration paid are transaction costs of $2 million.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

4. ACQUISITION OF REFINING ASSETS

On March 31, 2006 the company acquired all of the assets of a refinery in Great Falls, Montana. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the purchase equation is estimated as follows.

Net assets acquired:	
Refining assets	$47,000
Inventory (Note 6)	20,000
Net assets acquired	$67,000
Consideration paid:	
Cash	$62,000
Shares (Note 9)	5,000
	$67,000

Included in cash consideration paid are transaction costs of $2 million.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

The purchase agreement commits the vendor to any environmental liabilities arising over the next five years for environmental matters existing at the purchase date.

For a period of up to four months, the vendor agreed to assist MRC with certain business matters, including the purchase of crude oil and the provision of certain accounting services. As security for the repayment of these costs incurred by the vendor on behalf of MRC, MRC has provided to the vendor a letter of credit in the amount of US$10 million, which is cancelable upon expiry of the arrangement

As a means to facilitate the expeditious transition of the ongoing refinery business, MRC assumed all of the ongoing purchase and sales contracts with suppliers and customers of the refinery. These contracts are all short-term in nature and necessitated some guarantees from Connacher, all considered to be in the normal course of business.

5. INVESTMENT IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA")

The company records its investment in Petrolifera on an equity basis. Until the end of the second quarter of 2005 this investment was consolidated.

Under the terms of a Management Services Agreement with Petrolifera, Connacher provides all management, operational, accounting and general and administrative services necessary or appropriate to manage and operate Petrolifera. The fee for this service is $15 per month until May 2007. The agreement may be immediately terminated for performance failure by the aggrieved party or upon 30 days prior written notice by Connacher, or by mutual agreement.

At June 30, 2006, Connacher was owed $226 for these services, and for other amounts advanced and other amounts paid on Petrolifera's behalf (December 31, 2005 - $221).

Dilution gains are recognized upon changes to Connacher's equity interest in Petrolifera as they occur.

In 2006, Petrolifera share purchase rights and share purchase warrants were exercised by other investors resulting in a reduction of Connacher's equity interest in Petrolifera to 30 percent at June 30, 2006. The exercise of these rights and warrants generated a dilution gain for the year to date, in the amount of $52 as these rights and warrants were exercised at prices above Connacher's per share carrying value of its investment in Petrolifera.

6. REFINING INVENTORIES

	June 30, 2006 $
Crude oil	7,897
Other raw materials and unfinished products (1)	1,764
Refined products (2)	21,016
Process chemicals (3)	1,174
Repairs and maintenance supplies and other	1,074
	32,925

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, LPGs and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

7. BANK LOANS

As at June 30, 2006 the company had available a $45 million reserve-based revolving loan ("RBL facility") and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. These facilities have a renewable one year term and are secured by a fixed and floating charge debenture in the principal amount of $500 million. Interest at bank prime plus ¼ percent is to be charged on amounts borrowed. At June 30, 2006 the company had drawn $13.5 million on the RBL facility.

In early April 2006 the company drew US $51 million on a bridge loan facility to partially fund the acquisition of the Montana refinery assets, which closed on March 31, 2006. The loan bears interest at LIBOR + ½ percent for the first 90 days (adjusted for subsequent quarterly periods), is secured by a US$500 million demand debenture and pledge agreement and is repayable before April 4, 2007.

The company is also in discussions with an international bank, as agent, to provide up to a US $180 million in a term loan facility which is subject to negotiation of satisfactory terms and is subject to acceptable market conditions. If arranged, proceeds would be used to repay the US$51 million bridge loan and for anticipated capital expenditures for the company's oil sands project.

Additionally, the company is negotiating with an international bank to provide a revolving working capital loan facility of up to US$15 million for the refinery.


CONNACHER
OIL AND GAS LIMITED



8. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties and facilities.

	Six months ended June 30, 2006	Year ended December 31, 2005
	$	$
Asset retirement obligations, beginning of period	3,108	2,905
Liabilities incurred	366	301
Liabilities acquired (Note 3)	2,109	-
Liabilities settled with Petrolifera deconsolidation	-	(442)
Liabilities disposed	-	(24)
Change in estimates	567	203
Accretion expense	132	165
Asset retirement obligations, end of period	6,282	3,108

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount ($000's)
Share Capital:		
Balance, December 31, 2005	139,940,448	125,071
Issued for cash in private placement (a)	19,047,800	100,001
Issued for Luke acquisition (Note 3)	29,699,282	111,966
Issued for refinery acquisition (Note 4)	1,000,000	5,060
Issued upon exercise of options (b)	742,699	700
Issued upon exercise of warrants (c)	1,493,820	881
Share issue costs		(6,387)
Tax effect of share issue costs		2,295
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (d)		(5,448)
Balance, Share Capital, June 30, 2006	191,942,049	334,137

Contributed Surplus:	
Balance, December 31, 2005	1,962
Fair value of share options granted (b)	7,108
Assigned value of options exercised	(163)
Balance, Contributed Surplus,June 30, 2006	8,907
Total Share Capital and Contributed Surplus:	
December 31, 2005	127,033
June 30, 2006	343,044





(a) **Private placement – 2006**

In March 2006 the company issued from treasury 19,047,800 common shares at $5.25 per share on a private placement basis.

(b) **Stock options granted**

A summary of the company's outstanding stock option grants, as at June 30, 2005 and 2006 and changes during those periods are presented below:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	8,592,600	1.49	3,988,600	0.53
Granted	7,777,300	4.94	1,500,000	0.89
Expired	-	-	(70,000)	0.55
Exercised	742,699	0.72	(300,000)	0.36
Outstanding, end of period	15,627,201	3.24	5,118,600	0.64
Exercisable, end of period	5,140,198	2.56	2,718,200	0.62

All stock options have been granted for a period of five years. Of the 7,777,300 options granted in 2006, 6,000,000 vest one-third immediately, one-third one year after grant and one-third two years after grant. The remaining 1,777,300 vest one-third one year after grant, one-third two years after grant and one-third three years after grant. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at June 30, 2006
$0.20 - $0.99	3,401,901	3.1
$1.00 - $1.99	2,018,000	3.9
$2.00 - $3.99	2,856,000	4.4
$4.00 - $5.56	7,351,300	4.7
	15,627,201	

In 2006 a compensatory non-cash charge of $7,108 (2005 - $331) was recorded, reflecting the fair value of stock options granted and vested during the period. Of this current amount, $5,194 (2005-$331) was expensed and $1,914 (2005 – nil) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2006	2005
Risk free interest rate	4.1%	3.0%
Expected option life (years)	3	3
Expected volatility	48%	53%

The weighted average fair value at the date of grant of all options granted in the first six months of 2006 was $1.81 per option (2005 - $0.28).

(c) **Share purchase warrants**

A summary of the company's outstanding share purchase warrants, as at June 30, 2005 and 2006 and changes during the periods are presented below:

	2006	2005
Outstanding, beginning of period	1,493,820	5,300,525
Exercised	1,493,820	(3,085,757)
Expired	-	(15,000)
Outstanding, end of period	-	2,199,768

(d) Flow-through shares

In 2006 the company renounced $15,000 of resource expenditures to flow-through investors effective December 31, 2005. The related tax effect of $5,448 on those expenditures was recorded in 2006 and the company has until December 31, 2006 to incur those expenditures. As at June 30, 2006, the company had incurred all of the required expenditures.

10. SEGMENTED INFORMATION

In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 5) it also conducted a conventional petroleum and natural gas business in Argentina. The significant aspects of these operating segments are presented below. Included in total Canadian conventional assets is the company's carrying value of its investment in Petrolifera.

Three months ended June 30	Canada			Argentina	USA	
	Conventional	Oil Sands	Total	Conventional	Refining	Total
2006						
Revenue, gross	13,561	-	13,531	-	51,053	64,614
Net earnings (loss)	(2,111)	-	(2,111)	(5)	(303)	(2,419)
Property and equipment	190,669	63,989	254,658	-	43,305	297,963
Capital expenditures and acquisitions	8,726	27,816	36,542	-	(817)	35,722
Total assets	321,594	63,989	385,583	-	107,276	492,859
2005						
Revenue, gross	2,337	-	2,337	460	-	2,796
Net earnings (loss)	(304)	-	(304)	74	-	(230)
Property and equipment	38,891	3,206	42,097	3,873	-	45,970
Capital expenditures	5,265	139	5,404	245	-	5,649
Total assets	47,638	-	47,638	4,794	-	52,432

Six months ended June 30	Canada			Argentina	USA	
	Conventional	Oil Sands	Total	Conventional	Refining	Total
2006						
Revenue, gross	17,998	-	17,998	-	51,061	69,059
Net earnings (loss)	(2,777)	-	(2,777)	(13)	(295)	(3,085)
Property and equipment	190,669	63,989	254,658	-	43,305	297,963
Capital expenditures and acquisitions	217,390	52,806	270,196	-	66,280	336,476
Total assets	321,594	63,989	385,583	-	110,063	492,859
2005						
Revenue, gross	3,809		3,809	845	-	4,654
Net earnings (loss)	1,324		1,324	119	-	1,443
Property and equipment	38,897	3,206	12,097	3,873	-	45,970
Capital expenditures	6,951	3,206	10,157	1,540	-	11,697
Total assets	47,638		47,638	4,794	-	52,432

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the three months ended June 30	2006	2005
Weighted average common shares outstanding	191,671,650	92,875,192
Dilutive effect of stock options and stock purchase warrants	7,259,755	7,680,225
Weighted average common shares outstanding – diluted	198,931,405	95,555,417

For the six months ended June 30	2006	2005
Weighted average common shares outstanding	173,015,395	92,036,801
Dilutive effect of stock options and stock purchase warrants	7,400,274	2,680,224
Weighted average common shares outstanding – diluted	180,415,669	94,717,025

(b) Net change in non-cash working capital

For the three months ended June 30	2006	2005
	$	$
Accounts receivable	(21,871)	(328)
Due from Petrolifera	165	-
Prepaid expenses	(2,503)	58
Refinery inventories	(12,929)	-
Accounts payable	26,822	(654)
Total	(10,316)	(924)
Summary of working capital changes:		
Operations	(19,690)	(3,299)
Investing	9,374	2,375

For the six months ended June 30	2006	2005
	$	$
Accounts receivable	(28,376)	(408)
Due from Petrolifera	(5)	-
Prepaid expenses	(3,432)	97
Refinery inventories	(32,925)	-
Accounts payable	43,020	1,721
Total	(21,718)	1,410
Summary of working capital changes:		
Operations	(35,936)	(108)
Investing	14,218	1,518
	(32,925)	-

(c) Supplementary cash flow information

For the three months ended June 30	2006	2005
	$	$
Interest paid	•	70
Income taxes paid	•	10
Stock-based compensation capitalized	1,704	-

For the six months ended June 30	2006	2005
	$	$
Interest paid	•	76
Income taxes paid	•	21
Stock-based compensation capitalized	1,914	-

12. RESTATEMENT

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $216,000 ($127,000 net of tax) for 2002 and 2003 was recorded as an adjustment to the opening balance of retained earnings for 2005. There was no change to net earnings for 2005.

CORPORATE INFORMATION

Board of Directors

Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited, Calgary

Charles W. Berard [2,4]
Chairman, Governance Committee
Chairman, Health, Safety and Environment Committee
Partner, Macleod Dixon LLP, Calgary

D. Hugh Bessell [1,2,3,5]
Chairman, Audit Committee
Retired Deputy Chairman of KPMG, LLP

Colin M. Evans [1,3,4,5]
Chairman, Human Resources Committee
Vice-President, Finance, Milestone Exploration Inc., Calgary

Stewart D. McGregor [2,3]
Lead Director
President, Camun Consulting Corporation

W.C. ("Mike") Seth [1,4,5]
Chairman, Reserves Committee
President, Seth Consultants Ltd.

(1) Audit Committee
(2) Governance Committee
(3) Human Resources Committee
(4) Health, Safety, and Environment Committee
(5) Reserves Committee

Officers

Richard A. Gusella
President and Chief Executive Officer

Peter D. Sametz
Executive Vice President and
Chief Operating Officer

Richard R. Kines
Vice President, Finance and
Chief Financial Officer

Timothy J. O'Rourke
Vice President, Oil Sands Operations and
Special Projects

Stephen A. Marston
Vice President, Exploration

Cameron Todd
Vice President, Refining and Marketing

Grant Ukrainetz
Treasurer

Jennifer K. Kennedy
Corporate Secretary
Partner, Macleod Dixon LLP

Head Office

Suite 2600
530 - 8th Avenue SW
Calgary, Alberta T2P 3S8
Canada

tel 403.538.6201 / fax 403.538.6225
www.connacheroil.com
inquiries@connacheroil.com

Refinery

1900 Tenth Street
Great Falls, Montana
59404 USA

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol - CLL

Subsidiaries

Great Divide Oil Corporation - (100%)
Connacher Finance Corporation (100%)
Connacher Holding Corporation (100%)
Luke Energy Ltd. (100%)
6419101 Canada Inc. (100%)
Montana Refining Company, Inc. (100%)
Great Divide Pipeline Corporation (100%)

Auditors

Deloitte & Touche LLP, Calgary

Bankers

BNP Paribas
National Bank of Canada, Calgary

Solicitors

Macleod Dixon, LLP, Calgary

Reservoir Engineers

DeGolyer and MacNaughton
Canada Limited, Calgary
GLJ Petroleum Consultants, Calgary

Registrar and Transfer Agent

Valiant Trust Company, Calgary
Equity Transfer Services Inc., Toronto

Abbreviations

ARTC
Alberta Royalty Tax Credit

bbls
barrels

bbl/d
barrels per day

bcf
billion cubic feet

boe
barrels of oil equivalent

boe/d
barrels of oil equivalent per day

DCF
discounted cash flow

GJ
Gigajoule

mbbls
thousand barrels

mboe
thousand barrels of oil equivalent

mcf
thousand cubic feet

mcf/d
thousand cubic feet per day

mmbbls
million barrels

mmboe
million barrels of oil equivalent

mmcf
million cubic feet

mmcf/d
million cubic feet per day

NGLs
natural gas liquids

PV
present value

WI
working interest

WTI
West Texas Intermediate

CONSOLIDATED BALANCE SHEETS

Connacher Oil and Gas Limited

(unaudited)

($000's)	June 30, 2006	December 31, 2005
ASSETS		
CURRENT		
Cash and cash equivalents	7,505	75,511
Accounts receivable	34,879	1,605
Refinery inventories (Note 6)	28,027	-
Prepaid expenses	2,581	407
Due from Petrolifera (Note 5)	226	221
	73,218	77,744
Property, plant and equipment	297,963	45,242
Investment in Petrolifera (Note 5)	13,136	10,496
Other assets	4,919	256
Future income tax asset	-	1,075
Goodwill (Note 3)	103,623	-
	492,859	134,813
LIABILITIES		
CURRENT		
Accounts payable	45,336	2,316
Bank debt (Note 7)	70,365	-
	115,701	2,316
Future employee benefits	124	-
Asset retirement obligations (Note 8)	6,282	3,108
Deferred credits	251	281
Future income tax liability	29,862	-
	152,220	5,705
SHAREHOLDERS' EQUITY		
Share capital and contributed surplus (Note 9)	343,044	127,033
Cumulative translation adjustment	(1,395)	-
Retained earnings (deficit)	(1,010)	2,075
	340,639	129,108
	492,859	134,813

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Connacher Oil and Gas Limited

(unaudited)

($000, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
		Restated (Note 12)		Restated (Note 12)
REVENUE				
Petroleum and natural gas sales	13,546	2,761	17,567	4,601
Refining sales	50,967	-	50,967	-
Interest and other income	101	35	525	53
	64,614	2,796	69,059	4,654
Royalties	(3,375)	(689)	(4,185)	(1,058)
	61,239	2,107	64,874	3,596
EXPENSES				
Conventional operating costs	2,468	633	3,300	1,169
Refining – crude oil and operating costs	46,979	-	46,979	-
General and administrative	1,343	582	2,299	1,251
Stock-based compensation (Note 9)	4,800	114	5,194	331
Finance charges	3,155	70	3,239	76
Foreign exchange loss (gain)	31	(22)	38	(42)
Depletion, depreciation and accretion	10,013	1,192	12,890	2,386
Dilution (gain) loss (Note 5)	51	-	(52)	(3,020)
Equity interest in Petrolifera earnings (Note 5)	(2,200)	-	(2,589)	-
	66,640	2,569	71,298	2,151
Earnings (loss) before taxes and non-controlling interests	(5,401)	(462)	(6,424)	1,445
Current income tax provision (recovery)	204	(55)	234	(42)
Future income tax provision (recovery)	(3,186)	(89)	(3,573)	167
	(2,982)	(144)	(3,339)	125
Earnings (loss) before non-controlling interests	(2,419)	(318)	(3,085)	1,320
Non-controlling interests (Note 5)	-	88	-	123
NET EARNINGS (LOSS)	(2,419)	(230)	(3,085)	1,443
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	1,409	2,757	2,075	1,084
RETAINED EARNINGS (DEFICIT), END OF PERIOD	(1,010)	2,527	(1,010)	2,527
EARNINGS (LOSS) PER SHARE (Note 11)				
Basic	(0.01)	-	(0.02)	0.02
Diluted	(0.01)	-	(0.02)	0.02

CONSOLIDATED STATEMENTS OF CASH FLOW

Connacher Oil and Gas Limited

(unaudited)

($000's)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
	$	$	$	$
Cash provided by (used in) the following activities:				
OPERATING				
Net earnings (loss)	(2,419)	(230)	(3,085)	1,443
Items not involving cash:				
Depletion, depreciation and accretion	10,013	1,192	12,890	2,386
Stock-based compensation	4,800	114	5,194	331
Financing charges	2,300		2,307	
Future employee benefits	124	-	124	-
Future income tax provision (recovery)	(3,186)	(89)	(3,573)	167
Foreign exchange loss (gain)	31	(22)	38	(42)
Dilution (gain) loss	51	-	(52)	(3,020)
Lease inducement amortization	(15)	-	(30)	-
Income applicable to non-controlling interests	-	(88)	-	(123)
Equity interest in Petrolifera earnings	(2,200)	-	(2,589)	-
Cash flow from operations before working capital changes	9,499	877	11,224	1,142
Changes in non-cash working capital (Note 11 (b))	(37,742)	(3,299)	(33,499)	(108)
	(28,243)	(2,422)	(22,275)	1,034
FINANCING				
Issue of common shares, net of share issue costs	108	138	95,030	1,632
Issue of shares by Petrolifera, net of share issue costs	-	(100)	-	6,228
Deferred financing costs	(845)	-	(2,792)	-
Increase in bank debt	55,045	250	72,645	250
	54,308	288	164,883	8,110
INVESTING				
Acquisition of Luke Energy Ltd. (Note 3)	(426)	-	(92,654)	-
Acquisition of refining assets (Note 4)	-	-	(62,041)	-
Acquisition and development of oil and gas properties	(34,280)	(5,648)	(63,836)	(11,697)
Other assets	(4,927)	-	(4,927)	-
Change in non-cash working capital (Note 11 (b))	9,374	2,375	14,218	1,518
	(30,259)	(3,273)	(209,240)	(10,179)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,194)	(5,407)	(66,632)	(1,035)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,374)	-	(1,374)	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,073	8,286	75,511	3,914
CASH AND CASH EQUIVALENTS, END OF PERIOD	7,505	2,879	7,505	2,879

SUPPLEMENTARY INFORMATION – (Note 11)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Connacher Oil and Gas Limited

Period ended June 30, 2006
(unaudited)

1. FINANCIAL STATEMENT PRESENTATION

The consolidated financial statements include the accounts of Connacher Oil and Gas Limited and its subsidiaries (collectively "Connacher" or the "company") and are presented in accordance with Canadian generally accepted accounting principles. In Canada and in the United States through a wholly owned subsidiary, Montana Refining Company, Inc. ("MRC") the company is in the business of exploring, producing, refining and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta.

2. SIGNIFICANT NEW ACCOUNTING POLICIES

The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2005.

As a result of the March 2006 acquisition of Luke Energy Ltd. and the March 2006 purchase of refining assets, the company has adopted the following new significant accounting policies.

Refinery inventories

Inventories are stated at the lower of cost, using the last-in, first-out ("LIFO") inventory valuation method for crude oil and refined products and the average cost method for materials and supplies, or market. Market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Long-lived refining assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. Long-lived assets are evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value.

Goodwill

Goodwill is the excess purchase price over the fair value of identifiable assets and liabilities acquired. Goodwill impairment is assessed annually at year end, or more frequently as economic events dictate, by comparing its fair value to its carrying value, including goodwill. If the fair value is less than its carrying value, a goodwill impairment loss is recognized as the excess of the carrying value of the goodwill over the fair value of the goodwill.

Foreign currency translation

Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenues and expense are translated at the average monthly rates of exchange during the periods. Gains or losses on translation of self-sustaining foreign operations are included in currency translation adjustment in shareholders' equity.

Monetary assets and liabilities of integrated foreign operations are translated in Canadian dollars at the rate of exchange in effect at the balance sheet date, non-monetary assts and liabilities are translated at rates of exchange in effect when the assets were acquired


CONNACHER
OIL AND GAS LIMITED
Q2
2006

or liabilities incurred, and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of integrated foreign operations are recognized in income.

The company has assessed the operation of MRC to be self sustaining.

Pension costs

The company's newly acquired subsidiary, MRC has a defined benefit pension plan commencing March 31, 2006 for certain of its employees. Pension expenses for the plan amount to $124,000 in the current quarter.

Revenue recognition

Refined product sales and related costs of sales are recognized when products are shipped and title has passed to customers. All revenues are reported inclusive of shipping and handling costs incurred and billed on to customers and exclusive of excise taxes. Shipping and handling costs incurred are reported in costs of products sold.

Depreciation of refining assets

Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, primarily 10 to 20 years for refining facilities, three to five years for transportation vehicles, 10 to 40 years for buildings and improvements and 7 to 30 years for other fixed assets.

Cost classifications

Costs of products sold include the cost of crude oil, other feedstocks, blendstocks and purchased finished products, inclusive of transportation costs. To provide the desired crude oil to the refinery, crude oil is purchased from producers and other petroleum companies through crude oil buy/sell exchange contracts. Operating expenses include direct costs of labor, maintenance materials and services, utilities, marketing expenses and other direct operating costs. General and administrative expenses include compensation, professional services and other support costs.

Deferred maintenance costs

Refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require regular "changeouts". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are deferred and amortized over the period until the next scheduled turnaround. Other repairs and maintenance costs are expensed when incurred.

Environmental liabilities

Environmental liabilities are recorded when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Recoveries of environmental costs through insurance, indemnification arrangements or other sources are recognized to the extent such recoveries are considered probable.

Derivative instruments

Derivative instruments would be recognized as either assets or liabilities in the balance sheet and measured at their fair value. Changes in the derivative instrument's fair value would be recognized in earnings unless specific hedge accounting criteria are met. Currently, the company has no derivative instruments.





3. ACQUISITION OF LUKE ENERGY LTD.

The company completed the acquisition of Luke Energy Ltd. ("Luke") on March 16, 2006. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the preliminary purchase equation is estimated as follows:

	($000's)
Net assets acquired:	
Petroleum and natural gas assets	$153,000
Goodwill	104,000
Asset retirement obligations (Note 8)	(2,000)
Working capital	(19,000)
Future income tax liability	(31,000)
Net assets acquired	$205,000
Consideration paid:	
Cash	$93,000
Shares (Note 9)	112,000
	$205,000

Included in the working capital deficit are capital costs paid or payable arising from Luke's winter drilling program and for transaction costs incurred by Luke, all as monitored and approved by Connacher since entering into the transaction in mid-December 2005. Included in cash consideration paid are transaction costs of $2 million.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

4. ACQUISITION OF REFINING ASSETS

On March 31, 2006 the company acquired all of the assets of a refinery in Great Falls, Montana. Final closing adjustments have yet to be determined and some costs of the deal have been estimated. Consequently, the purchase equation is estimated as follows.

	($000's)
Net assets acquired:	
Refining assets	$47,000
Inventory	20,000
Net assets acquired	$67,000
Consideration paid:	
Cash	$62,000
Shares (Note 9)	5,000
	$67,000

Included in cash consideration paid are transaction costs of $2 million.

The value of the share consideration paid was determined by reference to the market value of the company's shares at the time of announcing the acquisition.

The purchase agreement commits the vendor to resolve any environmental liabilities arising over the next five years for environmental matters existing at the purchase date.

As a means to facilitate the expeditious transition of the ongoing refinery business, MRC assumed all of the ongoing purchase and sales contracts with suppliers and customers of the refinery. These contracts are all short-term in nature and necessitated some guarantees from Connacher, all considered to be in the normal course of business.


CONNACHER
OIL AND GAS LIMITED




Q2

5. INVESTMENT IN PETROLIFERA PETROLEUM LIMITED ("PETROLIFERA")

The company records its investment in Petrolifera on an equity basis. Until the end of the second quarter of 2005 this investment was consolidated.

Under the terms of a Management Services Agreement with Petrolifera, Connacher provides all management, operational, accounting and general and administrative services necessary or appropriate to manage and operate Petrolifera. The fee for this service is $15,000 per month until May 2007. The agreement may be immediately terminated for performance failure by the aggrieved party or upon 30 days prior written notice by Connacher, or by mutual agreement.

At June 30, 2006, Connacher was owed $226,000 for these services, and for other amounts advanced and other amounts paid on Petrolifera's behalf (December 31, 2005 - $221,000).

Dilution gains are recognized upon changes to Connacher's equity interest in Petrolifera as they occur.

In 2006, Petrolifera share purchase rights and share purchase warrants were exercised by other investors resulting in a reduction of Connacher's equity interest in Petrolifera to 30 percent at June 30, 2006. The exercise of these rights and warrants generated a dilution gain for the year to date, in the amount of $52,000 as these rights and warrants were exercised at prices above Connacher's per share carrying value of its investment in Petrolifera.

6. REFINING INVENTORIES

	June 30, 2006 ($000's)
Crude oil	2,999
Other raw materials and unfinished products (1)	1,764
Refined products (2)	21,016
Process chemicals (3)	1,174
Repairs and maintenance supplies and other	1,074
	28,027

(1) Other raw materials and unfinished products include feedstocks and blendstocks, other than crude oil. The inventory carrying value includes the costs of the raw materials and transportation.

(2) Refined products include gasoline, jet fuels, diesels, asphalts, liquid petroleum gases and residual fuels. The inventory carrying value includes the cost of raw materials including transportation and direct production costs.

(3) Process chemicals include catalysts, additives and other chemicals. The inventory carrying value includes the cost of the purchased chemicals and related freight.

7. BANK LOANS

As at June 30, 2006 the company had available a $45 million reserve-based revolving loan ("RBL facility") and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. These facilities have a renewable one year term and are secured by a fixed and floating charge debenture in the principal amount of $500 million. Interest at bank prime plus ¼ percent is to be charged on amounts borrowed. At June 30, 2006 the company had drawn $13.5 million on the RBL facility.

In early April 2006 the company drew US $51 million on a bridge loan facility to partially fund the acquisition of the Montana refinery assets, which closed on March 31, 2006. The loan bears interest at LIBOR + ½ percent for the first 90 days (adjusted for subsequent quarterly periods), is secured by a US$500 million demand debenture and pledge agreement and is repayable before April 4, 2007.

8. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of petroleum and natural gas properties and facilities.

	Six months ended June 30, 2006	Year ended December 31, 2005
	($000's)	($000's)
Asset retirement obligations, beginning of period	3,108	2,905
Liabilities incurred	366	301
Liabilities acquired (Note 3)	2,109	-
Liabilities settled with Petrolifera deconsolidation	-	(442)
Liabilities disposed	-	(24)
Change in estimates	567	203
Accretion expense	132	165
Asset retirement obligations, end of period	6,282	3,108

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized

The authorized share capital is comprised of the following:

- Unlimited number of common voting shares
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares

Issued

Only common shares have been issued by the company.

	Number of Shares	Amount ($000's)
Share Capital:		
Balance, December 31, 2005	139,940,448	125,071
Issued for cash in private placement (a)	19,047,800	100,001
Issued for Luke acquisition (Note 3)	29,699,282	111,966
Issued for refinery acquisition (Note 4)	1,000,000	5,060
Issued upon exercise of options (b)	742,699	700
Issued upon exercise of warrants (c)	1,493,820	881
Share issue costs		(6,389)
Tax effect of share issue costs		2,295
Tax effect of expenditures renounced pursuant to the issuance of flow through common shares (d)		(5,448)
Balance, Share Capital, June 30, 2006	191,924,049	334,137

Contributed Surplus:	
Balance, December 31, 2005	1,962
Fair value of share options granted (b)	7,108
Assigned value of options exercised	(163)
Balance, Contributed Surplus,June 30, 2006	8,907

Total Share Capital and Contributed Surplus:	
December 31, 2005	127,033
June 30, 2006	343,044

(a) Private placement – 2006

In March 2006 the company issued from treasury 19,047,800 common shares at $5.25 per share on a private placement basis.

(b) Stock options granted

A summary of the company's outstanding stock option grants, as at June 30, 2005 and 2006 and changes during those periods are presented below:

	2006		2005	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	8,592,600	1.49	3,988,600	0.53
Granted	7,777,300	4.94	1,500,000	0.89
Expired	-	-	(70,000)	0.55
Exercised	742,699	0.72	(300,000)	0.36
Outstanding, end of period	15,627,201	3.24	5,118,600	0.64
Exercisable, end of period	5,140,198	2.56	2,718,200	0.62

All stock options have been granted for a period of five years. Of the 7,777,300 options granted in 2006, 6,000,000 vest one-third immediately, one-third one year after grant and one-third two years after grant. The remaining 1,777,300 vest one-third one year after grant, one-third two years after grant and one-third three years after grant. The table below summarizes unexercised stock options.

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life at June 30, 2006
$0.20 - $0.99	3,401,901	3.1
$1.00 - $1.99	2,018,000	3.9
$2.00 - $3.99	2,856,000	4.4
$4.00 - $5.56	7,351,300	4.7
	15,627,201	

In 2006 a compensatory non-cash charge of $7,108,000 (2005 - $331,000) was recorded, reflecting the fair value of stock options granted and vested during the period. Of this current amount, $5,194,000 (2005-$331,000) was expensed and $1,914,000 (2005 – nil) was capitalized to property and equipment.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions for grants as follows:

	2006	2005
Risk free interest rate	4.1%	3.0%
Expected option life (years)	3	3
Expected volatility	48%	53%

The weighted average fair value at the date of grant of all options granted in the first six months of 2006 was $1.81 per option (2005 - $0.28).

(c) Share purchase warrants

A summary of the company's outstanding share purchase warrants, as at June 30, 2005 and 2006 and changes during the periods are presented below:

	2006	2005
Outstanding, beginning of period	1,493,820	5,300,525
Exercised	1,493,820	(3,085,757)
Expired	-	(15,000)
Outstanding, end of period	-	2,199,768





(d) Flow-through shares

In 2006 the company renounced $15,000,000 of resource expenditures to flow-through investors effective December 31, 2005. The related tax effect of $5,448,000 on those expenditures was recorded in 2006 and the company has until December 31, 2006 to incur those expenditures. As at June 30, 2006, the company had incurred all of the required expenditures.

10. SEGMENTED INFORMATION

In Canada the company is in the business of exploring, producing and marketing conventional petroleum and natural gas and has recently commenced exploration and development of bitumen in the oil sands of northern Alberta. Prior to the de-consolidation of Petrolifera in 2005 (Note 5) it also conducted a conventional petroleum and natural gas business in Argentina. The significant aspects of these operating segments are presented below. Included in total Canadian conventional assets is the company's carrying value of its investment in Petrolifera.

Three months ended June 30	Canada			Argentina	USA	
($000's)	Conventional	Oil Sands	Total	Conventional	Refining	Total
2006						
Revenue, gross	13,561	-	13,561	-	51,053	64,614
Net earnings (loss)	(2,111)	-	(2,111)	(5)	(303)	(2,419)
Property and equipment	190,669	63,989	254,658	-	43,305	297,963
Goodwill	103,623	-	103,623	-	-	103,623
Capital expenditures and acquisitions	7,281	27,816	35,097	-	(817)	34,280
Total assets	321,594	63,989	385,583	-	107,276	492,859
2005						
Revenue, gross	2,336	-	2,336	460	-	2,796
Net earnings (loss)	(304)	-	(304)	74	-	(230)
Property and equipment	33,689	8,408	42,097	3,873	-	45,970
Capital expenditures	3,837	1,567	5,404	244	-	5,648
Total assets	39,230	8,408	47,638	4,794	-	52,432

Six months ended June 30	Canada			Argentina	USA	
($000's)	Conventional	Oil Sands	Total	Conventional	Refining	Total
2006						
Revenue, gross	17,998	-	17,998	-	51,061	69,059
Net earnings (loss)	(2,777)	-	(2,777)	(13)	(295)	(3,085)
Property and equipment	190,669	63,989	254,658	-	43,305	297,963
Goodwill	103,623	-	103,623	-	-	103,623
Capital expenditures and acquisitions	216,030	52,806	268,836	-	66,280	335,116
Total assets	321,594	63,989	385,583	-	107,276	492,859
2005						
Revenue, gross	3,809		3,809	845	-	4,654
Net earnings (loss)	1,324		1,324	119	-	1,443
Property and equipment	33,689	8,408	42,097	3,873	-	45,970
Capital expenditures	4,816	5,341	10,157	1,540	-	11,697
Total assets	39,230	8,408	47,638	4,794	-	52,432

11. SUPPLEMENTARY INFORMATION

(a) Per share amounts

The following table summarizes the common shares used in per share calculations.

For the three months ended June 30	2006	2005
Weighted average common shares outstanding	191,671,650	92,875,192
Dilutive effect of stock options and stock purchase warrants	7,259,755	7,680,225
Weighted average common shares outstanding – diluted	198,931,405	95,555,417

For the six months ended June 30	2006	2005
Weighted average common shares outstanding	173,015,395	92,036,801
Dilutive effect of stock options and stock purchase warrants	7,400,274	2,680,224
Weighted average common shares outstanding – diluted	180,415,669	94,717,025

(b) Net change in non-cash working capital

For the three months ended June 30	2006	2005
	($000's)	($000's)
Accounts receivable	(26,769)	(328)
Due from Petrolifera	164	-
Prepaid expenses	(1,245)	58
Refinery inventories	(8,031)	-
Accounts payable	7,513	(654)
Total	(28,368)	(924)

Summary of working capital changes:

Operations	(37,742)	(3,299)
Investing	9,374	2,375
	(28,368)	(924)

For the six months ended June 30	2006	2005
Accounts receivable	(29,207)	(408)
Due from Petrolifera	(5)	-
Prepaid expenses	(1,256)	97
Refinery inventories	(8,031)	-
Accounts payable	19,218	1,721
Total	(19,281)	1,410

Summary of working capital changes:

Operations	(33,499)	(108)
Investing	14,218	1,518
	(19,281)	1,410

(c) Supplementary cash flow information

For the three months ended June 30	2006	2005
Interest paid	855	70
Income taxes paid	-	10
Stock-based compensation capitalized	1,704	-

For the six months ended June 30	2006	2005
Interest paid	932	76
Income taxes paid	-	21
Stock-based compensation capitalized	1,914	-

12. RESTATEMENT

As a result of a recent adjustment proposed by Canada Revenue Agency to resource tax pools respecting assets acquired in 2002, the December 31, 2002 balance of property and equipment was increased by $850,000 and the future income tax asset balance was reduced by $850,000. Additional depletion of $216,000 ($127,000 net of tax) for 2002 and 2003 was recorded as an adjustment to the opening balance of retained earnings for 2005. There was no change to net earnings for 2005.


SEC MAIL PROCESSING
RECEIVED
AUG 2 1 2006
WASH, D.C.
209
SECTION

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard R. Kines, Vice President, Finance and Chief Financial Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Connacher Oil and Gas Limited, (the "Issuer") for the interim period ending June 30, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused then to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: August 10, 2006

(Signed) *"Richard R. Kines"*
Richard R. Kines
Vice President, Finance and Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard A. Gusella, President and Chief Executive Officer of Connacher Oil and Gas Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Connacher Oil and Gas Limited, (the "Issuer") for the interim period ending June 30, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operation and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have designed such disclosure controls and procedures, or caused then to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: August 10, 2006

(Signed) *"Richard A. Gusella"*
Richard A. Gusella
President & Chief Executive Officer

Management's Discussion and Analysis ("MD&A")

The following is dated as of August 10, 2006 and should be read in conjunction with the unaudited consolidated financial statements of Connacher Oil and Gas Limited ("Connacher" or the "company") for the six months ended June 30, 2006 and 2005 as contained in this interim report and the MD&A and audited financial statements for the years ended December 31, 2005 and 2004 as contained in the company's 2005 annual report. The unaudited consolidated financial statements for the six months ended June 30, 2006 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in Canadian dollars. In the third quarter of 2005 the company discontinued consolidating the financial and operating results of Petrolifera Petroleum Limited ("Petrolifera") as the company was no longer considered to control Petrolifera due to the election of independent directors and other factors. The investment in Petrolifera has since been accounted for following the equity basis of accounting. Comparative figures have not been restated.

This MD&A provides management's view of the financial condition of the company and the results of its operations for the reporting periods. Information contained in this report contains forward-looking information based on current expectations, estimates and projections of future production, capital expenditures and available sources of financing. It should be noted forward-looking information involves a number of risks and uncertainties and actual results may vary materially from those anticipated by the company. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed in the company's Annual Information Form for the year ended December 31, 2005, which include, without limitation, changes in market conditions, law or governing policy, operating conditions and costs, operating performance, demand for crude oil and natural gas, price and exchange rate fluctuation, currency controls, commercial negotiations, regulatory processes and approvals and technical and economic factors. Although Connacher believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this MD&A are made as of the date of the MD&A and Connacher undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws. Throughout the MD&A, per barrel of oil equivalent (boe) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil (6:1). The conversion is based on an energy equivalency conversion method primarily applicable to the burner tip and does not represent a value equivalency at the wellhead. Boes may be misleading, particularly if used in isolation.

FINANCIAL AND OPERATING REVIEW

CONVENTIONAL PRODUCTION, PRICING AND REVENUE

	Three months ended June 30			Six months ended June 30		
	2006	2005	% Change	2006	2005	% Change
Daily production / sales volumes						
Crude oil – bbl/d	1,026	702	46	858	666	29
Natural gas –mcf/d	15,172	1,416	971	8,921	1,372	550
Combined – boe/d	3,554	938	279	2,345	894	162
Product pricing ($)						
Crude oil – per bbl	61.45	41.23	49	53.26	35.96	48
Natural gas – per mcf	5.66	0.99	472	5.76	1.08	433
Combined – per boe	41.88	32.35	29	41.39	28.42	46
Conventional oil and gas revenues ($000's)	13,546	2,761	391	17,567	4,601	282

Conventional oil and gas revenues in the second quarter of 2006 were 4.9 times higher than in the second quarter of 2005 and 3.3 times higher than in the first quarter of 2006.

The acquisition of Luke Energy Ltd. on March 16, 2006 was the most significant factor in this increase, as natural gas sales volumes increased more than 10 times from last year on a second quarter comparison. Natural gas selling prices are also up more than five times from 2005, when Petrolifera's Argentinean gas pricing adversely affected corporate natural gas prices.

Increased crude oil production and sales volumes from new wells drilled in southwest Saskatchewan (net of the impact of ceasing to consolidate Petrolifera's results) and increased world oil pricing also contributed to the significant increase in conventional oil and natural gas revenues in the current quarter.

Natural gas and crude oil sales are now more evenly balanced, contributing 53 percent and 47 percent, respectively, of total first half 2006 conventional revenues.

ROYALTIES ON PETROLEUM AND NATURAL GAS SALES

For the three months ended June 30	2006		2005	
	Total	Per boe	Total	Per boe
Royalties ($000's)	$3,375	$10.43	$689	$8.07
Percentage of petroleum and natural gas revenue	25%		25%	

For the six months ended June 30	2006		2005	
	Total	Per boe	Total	Per boe
Royalties ($000's)	$4,185	$9.86	$1,058	$6.53
Percentage of petroleum and natural gas revenue	24%		23%	

Royalties represent charges against production or revenue by governments and landowners.

From year to year, royalties can change based on changes to the weighting in the product mix which is subject to different royalty rates, and rates usually escalate with increased product prices.

OPERATING EXPENSES AND NETBACKS - CONVENTIONAL

Company Netbacks [1]
For the six months ended June 30

($000's)	2006		2005		% Change	
	Total	Per boe	Total	Per boe	Total	Per boe
Average daily production (boe/d)	2,345		894		162	
Petroleum and natural gas revenue	$17,567	$41.39	$4,601	$28.42	282	46
Interest & other income	525	1.24	53	0.33	891	276
Royalties	(4,185)	(9.86)	(1,058)	(6.53)	296	51
Net revenue	13,907	32.77	3,596	22.22	287	47
Operating costs	(3,300)	(7.77)	(1,169)	(7.22)	182	8
Company netback – conventional operations	$10,607	$25.00	$2,427	$15.00	337	67

(1) Calculated by dividing related revenue and costs by total boe produced, resulting in an overall combined company netback. Netbacks do not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures used by other companies. This non-GAAP measurement is a useful and widely used supplemental measure that provides management of Connacher with performance measures and that provides shareholders and investors with a measurement of Connacher's efficiency and its ability to fund future growth through capital expenditures.

Operating Netbacks by Product
For the six months ended June 30, 2006

($000's)	Crude oil		Natural gas	
	Total	Per bbl	Total	Per mcf
Average daily production	858 bbl/d		8,921 mcf/d	
Total revenue	$8,273	$53.26	$9,294	$5.76
Royalties	(1,713)	(11.03)	(2,472)	(1.53)
Operating and transportation costs	(1,349)	(8.68)	(1,951)	(1.21)
Operating netback	$5,211	$33.55	$4,871	$3.02





For the second quarter of 2006 operating costs of $2.5 million were 290 percent higher than in the same prior year period, commensurate with increases in daily sales volumes. On a per unit basis, operating costs increased by three percent to $7.63 per boe. The increase in operating costs, both absolutely and on a per unit basis, reflects the company's increased production and sales volumes in a higher cost environment.

Primarily as a result of higher product prices, operating netbacks per boe for the first six months of 2006 increased 67 percent to $25.00 per boe compared to $15.00 in the first six months of 2005.

REFINING REVENUES AND MARGINS

On March 31, 2006, Connacher completed the acquisition of the refining assets of Montana Refining Company. The assets acquired included the refinery and certain inventory including refined products. The results reported herein are for the period from April 1, 2006. In April, 2006 the refinery was shut down for 20 days for scheduled "turnaround" maintenance. Since resuming refining operations after the turnaround, certain increased efficiencies have occured, and throughput daily volumes have been increased.

The operating results of the refinery since its acquisition to June 30, 2006 are summarized below. There are no comparative period results. As the refinery was shut down for turnaround maintenance for most of April, 2006, these results may not be typical for an average quarter.

	For the second quarter of 2006
Refinery throughput	
Crude charged (bbl/d) (1)	6,864
Refinery production (bbl/d) (2)	6,932
Sales of produced refined products (bbl/d)	6,266
Sales of refined products (bbl/d) (3)	7,384
Refinery utilization (%) (4)	82.7%

(1) Crude charged represents the barrels per day of crude oil processed at the refinery.
(2) Refinery production represents the barrels per day of refined products yielded from processing crude and other refinery feedstocks.
(3) Includes refined products purchased for resale.
(4) Represents crude charged divided by total crude capacity of the refinery.

Feedstocks	For the second quarter of 2006
Sour crude oil (%)	98%
Other feedstocks and blends (%)	2%
Total	100%
Refining sales revenue ($000's)	$50,967
Refining - crude oil and operating costs ($000's)	46,979
Refining margin ($000's)	$3,988
Refining margin (%)	7.8%

Sales of produced refined products	For the second quarter of 2006
Gasolines (%)	27%
Diesel fuels (%)	15%
Jet fuels (%)	3%
Asphalt (%)	50%
LPG and other (%)	5%
Total	100%
Average per produced barrel sold	
Refining sales revenue	$89.38
Less refining - crude oil and operating costs	82.39
Refining margin	$6.99


CONNACHER
OIL AND GAS LIMITED


Q2

Below are reconciliations to the Consolidated Statement of Income for refining sales and refining - crude oil and operating costs. Due to rounding, some amounts may not calculate exactly.

Reconciliation of refined product sales from produced products sold to refining sales revenue	For the second quarter of 2006
Average sales price per produced barrel sold	$89.38
Sales of produced refined products sold (bbl/d)	6,266
Number of days in period	91
Refined product sales from produced products sold ($000's)	$50,967

Reconciliation of average cost of products per produced barrel sold to refining - crude oil and operating costs	
Average cost of products per produced barrel sold	$82.39
Sales of produced refined products sold (bbl/d)	6,266
Number of days in period	91
Refining - crude oil and operating costs ($000's)	$46,979

GENERAL AND ADMINISTRATIVE EXPENSES

In the second quarter of 2006, general and administrative ("G&A") expenses were $1.3 million compared to $582,000 in the second quarter of 2005, a year over year increase of 131 percent. This primarily reflected increased costs for staffing for the company's expanded operating activities. G&A of $99,000 was capitalized in 2006 (2005 - $73,000).

In the year to date, non-cash stock-based compensation costs of $7.1 million were recorded (2005 - $331,000). These charges reflect the fair value of all stock options granted and vested in each period. Of this amount, $5.2 million was expensed (2005 - $331,000) and $1.9 million was capitalized (2005 – nil). The increase reflects the timing of the company's annual award policy which also resulted in awards reflecting the growth and success of the corporation and the expanded equity base as a result of prior sales of common shares from treasury.

FINANCE CHARGES AND FOREIGN EXCHANGE

All costs relating to the company's new banking facilities (bankers' fees, legal costs, etc.) are being deferred and amortized over the periods to which the banking facilities relate. In the year to date, deferred financing charges of $2.3 million (2005 - nil) and interest of $932,000 (2005 - $76,000) were expensed.

The translation of foreign currency denominated assets and liabilities in 2006 year to date resulted in a foreign exchange loss of $38,000 and a gain of $42,000 for the first six months of 2005. The company's main exposure to foreign currency risk relates to the pricing of its crude oil sales, which are denominated in US dollars.

DEPLETION, DEPRECIATION AND ACCRETION ("DD&A")

The amounts reported for DD&A represent depletion charges in respect of the company's conventional petroleum and natural gas properties, depreciation of its refinery, depreciation of its administrative assets, accretion expense related to future abandonment charges estimated in respect of conventional and refining abandonment liabilities, and amortization of refinery turnaround maintenance costs.

Depletion expense is calculated using the unit-of-production method based on total estimated proved reserves; the refinery and administrative assets are depreciated over their estimated useful lives. The present value of the company's future abandonment liabilities are reported on the company's balance sheet and during the period to abandonment, this balance is accreted to the estimated full future cost.


CONNACHER
OIL AND GAS LIMITED




Q2

The table below summarizes the DD&A charges for 2006 and 2005.

	Three months ended June 30		Six months ended June 30	
($000's)	2006	2005	2006	2005
Depletion of conventional assets	9,028	1,129	11,790	2,269
Depreciation of refinery assets	621	-	621	-
Amortization of turnaround costs	233	-	233	-
Other depreciation	45	27	114	45
Accretion	86	36	132	72
Total	10,013	1,192	12,890	2,386

On a per unit basis, depletion has increased to $27.78 per boe from $14.74 per boe in the first six months of 2005. The increase in depletion expense (both absolute and per unit) is the result of increased depletable assets due to the Luke acquisition and the cost of new wells drilled.

Capital costs of $64 million (2005 – $13 million) related to the Great Divide oil sands project, which is in a pre-production state, have been excluded from depletable costs. No proved reserves have yet been assigned to this project. Additionally, undeveloped land acquisition costs of $10 million (2005 – $2.3 million) were excluded from the depletion calculation, while future development costs of $2 million (2005 - $3.7 million) for proved undeveloped reserves were included in the depletion calculation.

CEILING TEST

Oil and gas companies are required to compare the recoverable value of their oil and gas assets to their recorded carrying value at the end of each reporting period. Excess carrying values over ceiling value are to be written off against earnings. No write-down was required for any reporting period in 2006 or 2005.

DILUTION GAIN

Since November 2004, the company's equity interest in Petrolifera has been diluted as a result of Petrolifera issuing common shares. In November 2004, the company's equity interest was reduced from 100 percent to 61 percent; in March 2005 it was reduced to 40 percent; in late 2005, it was further reduced to 33 percent and in the second quarter of 2006 it was reduced to 30 percent. These reductions resulted in a dilution gain to the company of $52,000 in the year to date for 2006 (2005 - $3 million gain).

EQUITY INTEREST IN PETROLIFERA EARNINGS

Connacher's equity interest share of Petrolifera's earnings in the second quarter of 2006 was $2.2 million and $2.6 million for the year to date. In the comparative period, Petrolifera was consolidated with Connacher.

TAXES

The income tax recovery of $3.3 million for the first half of 2006 primarily represents the impact of recently enacted federal and provincial income tax rate reductions, net of a current provincial capital tax provision of $0.2 million.

At June 30, 2006 the company had approximately $10 million of non-capital losses which do not expire before 2009, $187 million of deductible resource pools and $12 million of deductible financing costs.

NET EARNINGS

In the first half of 2006 the company reported a loss of $3.1 million (loss of $0.02 per basic and diluted share outstanding). This compares to net earnings of $1.4 million or $0.02 per basic and diluted share for the 2005 period.





SHARES OUTSTANDING

For the first six months of 2006, the weighted average number of common shares outstanding was 173 million (2005 - 92 million) and the weighted average number of diluted shares outstanding, as calculated by the treasury stock method, was 180 million (2005 - 95 million). The substantial increase in shares outstanding period over period reflects the equity financings completed by the company and the treasury shares issued as partial consideration for the Luke and refinery acquisitions.

As at August 10, 2006, the company had the following securities issued and outstanding:

- 192,135,716 common shares; and
- 15,433,534 share purchase options.

LIQUIDITY AND CAPITAL RESOURCES

A short term working capital deficiency arose on June 30, 2006 as part of the consideration paid for the refinery acquisition was financed with cash and short-term borrowings. Short term borrowings are anticipated to be replaced with term debt during 2006.

Connacher is in the process of raising US$180 million of term project debt, to discharge short-term borrowings primarily arising from the refinery purchase and to fund completion of Pod One drilling and facilities. Once this financing is completed, Connacher's balance sheet will be strengthened and redressed. In the interim, Connacher has adequate liquidity, anticipated cash generation, unused credit and credit capacity to conduct its operations and to meet all its obligations in accordance with its financial plan and budget.

Additionally, the company is negotiating with an international bank to provide a revolving working capital loan facility of up to US$15 million for the refinery.

Cash flow from operations before working capital changes ("cash flow"), cash flow per share and cash flow per boe do not have standardized meanings prescribed by GAAP and therefore may not be comparable to similar measures used by other companies. Cash flow includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow is reconciled with net earnings on the Consolidated Statement of Cash Flows and below. Cash flow per share is calculated by dividing cash flow by the weighted average shares outstanding; cash flow per boe is calculated by dividing cash flow by the quantum of crude oil and natural gas (expressed in boes) sold in the period. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures. Management believes that available cash, together with proceeds from an equity financing completed in February 2006 and new and anticipated debt facilities and cash flow are expected to provide sufficient funding for working capital purposes and for the company's anticipated capital program in 2006. The company's only financial instruments are accounts receivable and payable; it maintains no off-balance sheet financial instruments.

Reconciliation of net earnings to cash flow from operations before working capital changes:

	Three months ended June 30		Six months ended June 30	
($000's)	2006	2005	2006	2005
Net earnings (loss)	(2,419)	(230)	(3,085)	1,443
Items not involving cash:				
Depletion, depreciation and accretion	10,013	1,192	12,890	2,386
Stock-based compensation	4,800	114	5,194	331
Financing charges	2,300	-	2,307	-
Future income tax provision (recovery)	(3,186)	(89)	(3,573)	167
Future employee benefits	124	-	124	-
Foreign exchange (gain) loss	31	(22)	38	(42)
Lease inducement amortization	(15)	-	(30)	-
Dilution (gain) loss	51	-	(52)	(3,020)
Income applicable to non-controlling interests	-	(88)	-	(123)
Equity interest in Petrolifera earnings	(2,200)	-	(2,589)	-
Cash flow from operations before working capital changes	9,499	877	11,224	1,142


CONNACHER
OIL AND GAS LIMITED


Q2

For the second quarter of 2006, cash flow was $9.5 million ($0.05 per basic and diluted share), 983 percent higher than the $877,000 ($0.01 per basic and diluted share) reported in the second quarter of 2005.
Cash flow per boe was $29.37 in the second quarter of 2006 compared to $10.27 in the same 2005 quarter. This represents 70 percent of the average company selling price per boe compared to 32 percent in 2005 and an increase of 186 percent over 2005.

CAPITAL EXPENDITURES AND FINANCING ACTIVITIES

For the second quarter of 2006, capital expenditures totaled $34 million and $65 million for the first six months. A breakdown of the expenditures for the first half of 2006 follows:

- $53 million on the oil sands, including $7.5 million for drilling 20 oil sands delineation core holes and setting surface casing for an additional 10 wells, $8.2 million for seismic, $3.6 million for lease acquisition and retention costs and $33.7 million for facilities ordered for the development of Pod One;
- $6.4 million for drilling, completing and equipping eight conventional oil and gas wells and costs to work over producing wells; and
- $5.6 million for conventional seismic, evaluation, land acquisition and retention and other.

The company has recently entered into a 10 year office lease agreement committing it to pay approximately $1.6 million per year commencing in July 2007.

A significant part of the company's capital program is discretionary and may be expanded or curtailed based on drilling results and the availability of capital. This is reinforced by the fact that Connacher operates most of its wells and holds an approximate 87 percent working interest in its conventional properties, providing the company with operational and timing controls.

Great Divide Oil Sands Project, Northern Alberta

The company holds a 99.7 percent working interest in 79,360 acres of oil sands leases in the Great Divide region of northern Alberta. To date, the focus has been on an approximate 2,000 acre tract ("Pod One") on which approximately $60 million has been invested to acquire the oil sands leases, to delineate the oil bearing reservoir, to prepare and file an application for regulatory approval to develop a project capable of producing up to 10,000 bbl/d using steam assisted gravity drainage ("SAGD") and for certain facilities related to this project. Total costs for Pod One are expected to approximate $230 million including contingencies and certain capitalized items. Having received regulatory approvals, full development of Pod One has been initiated. Additionally, the company is evaluating the results of its 2006 winter delineation drilling and seismic program, which was undertaken to determine the existence of further exploitable oil bearing reservoirs on a portion of the remaining 77,000 acres at Great Divide.

Recent Financing

In February 2006 the company entered into financing commitment letters with BNP Paribas, a major international bank, for the following lending facilities:

(i) a $45 million reserve-based loan and a $10 million revolving operating loan to finance conventional petroleum and natural gas projects in Canada. This facility was established on March 16, 2006; and
(ii) a US$51 million bridge loan to fund a significant portion of the acquisition of the Montana refinery. This facility was established on March 31, 2006.

Connacher is currently negotiating with BNP Paribas, as agent, for a US$180 million term loan facility which would be used in part to repay the US$51 million bridge loan and a US$15 million revolving working capital loan facility for the refinery. If the proposed term debt and working capital facilities are completed on satisfactory terms, forecast surplus proceeds would be utilized to supplement the company's available cash flow and cash balances to finance forecast capital expenditures on Pod One of the company's Great Divide Oil Sands project.


CONNACHER
OIL AND GAS LIMITED



In February 2006, the company issued 19,047,800 common shares at $5.25 per share for gross proceeds of $100 million to fund exploration and development activities associated with conventional crude oil and natural gas activities and the Great Divide Oil Sands project, for general corporate purposes, for working capital and to possibly partially fund the acquisition of Luke Energy Ltd. Proceeds of the financing were utilized as follows:

($000's)	As stated at the time of financing	As actually applied
Gross proceeds	$100,000	$100,000
Underwriters commission and issue costs	6,250	6,250
Available for exploration and development, general corporate purposes, for working capital and to possibly fund a portion of the Luke acquisition	$93,750	$93,750

Acquisition of Luke Energy Ltd. ("Luke")

In December 2005 the company entered into a binding letter agreement to purchase, by way of a Plan of Arrangement, all of the shares of Luke for a cash consideration of $2.31 plus 0.75 of a Connacher common share for each Luke common share. On March 15, 2006 the Luke shareholders voted to approve the arrangement and on March 16, 2006 the arrangement was completed by the payment in total of $91.5 million cash and the issuance of 29.7 million Connacher common shares from treasury.

Luke is now a wholly-owned subsidiary of Connacher and produces approximately 2,800 boe/d (90 percent natural gas), largely at Marten Creek in northern Alberta. It operates most of its high working interest properties. This production was considered strategic to Connacher, as it provides a physical hedge to its initial requirements for natural gas to create steam for the company's proposed SAGD oil sands project at Great Divide. Based on current Luke production volumes and anticipated results of further development programs, the Luke purchase could also provide surplus volumes for sale in the marketplace or meet future Connacher requirements at Great Divide.

Acquisition of Refining Assets in Montana

On March 31, 2006, the company acquired an 8,300 bbl/d refinery located in Great Falls, Montana, USA for approximately US$55 million, comprised of cash and one million Connacher common shares which were issued from treasury.

This acquisition was considered strategic to provide Connacher with protection against wider and more volatile type of heavy crude oil price differential swings. These have become increasingly frequent in the current higher oil price environment for the type of heavy oil which would be produced at Great Divide. The refinery is anticipated to be a profitable and strong business unit which, based on recent experience, has the potential to contribute to the company's cash flow growth in 2006 and beyond.

Connacher completed the purchase of the refining assets and related inventory through a new wholly-owned subsidiary, Montana Refining Company, Inc. ("MRC"). Its profitability will depend largely on the spread between market prices for refined petroleum products and the cost of crude oil.

MRC's principal source of revenue is from the sale of high value light end products such as gasoline, diesel, and jet fuel in markets in the western United States. Additionally, MRC sells a high grade asphalt into the local market. MRC's principal expenses relate to costs of products sold and operating expenses.

In April 2006, MRC completed a scheduled plant "turnaround" maintenance program of its refinery facilities. Such turnarounds are normally scheduled every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround.

With minimal additional anticipated capital investment, MRC would be capable of producing low sulfur gasoline ("LSG") as required by June 2008. Management is also studying changes necessary to comply by June 2010 with ultra low sulfur diesel ("ULSD") requirements. MRC will also be required to make investments of approximately US $2 million before 2010 for the installation of certain state of the art pollution control equipment.

The above mentioned regulatory compliance items, including the ULSD and LSG requirements, or other presently existing or future environmental regulations, could cause management to make additional capital investments beyond those described above and/or incur additional operating costs to meet applicable requirements.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law. Among other things, the Act creates tax incentives for small refiners preparing to produce ULSD. The Act provides an immediate deduction of 75% of certain costs paid or


CONNACHER
OIL AND GAS LIMITED
Q2 2006
13

incurred to comply with the ULSD standards and a tax credit based on ULSD production for up to 25% of those costs. Management intends to utilize these incentives when it is required to make these required expenditures.

NEW CRITICAL ACCOUNTING POLICIES ADOPTED BY CONNACHER

MRC's financial results are reported in accordance with Canadian GAAP and are consolidated with Connacher's other business units. The preparation of MRC's financial results require certain estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results may differ from those estimates under different assumptions or conditions. Connacher's management considers the following new MRC accounting policies to be the most critical to understanding the judgments that are involved and the uncertainties that could impact on the company's results of operations, financial condition and cash flows.

Inventory Valuation

Crude oil and refined product inventories are stated at the lower of cost or market. Cost is determined using the last in first out ("LIFO") inventory valuation methodology and market is determined using current estimated selling prices. Under the LIFO method, the most recently incurred costs are charged to cost of sales and inventories are valued at the earliest acquisition costs. In periods of rapidly declining prices, LIFO inventories may have to be written down to market due to the higher costs assigned to LIFO layers in prior periods. An actual valuation of inventory will be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory valuation.

Deferred Maintenance Costs

MRC's refinery units require regular major maintenance and repairs which are commonly referred to as "turnarounds". Catalysts used in certain refinery processes also require routine "change-outs". The required frequency of the maintenance varies by unit and by catalyst, but generally is every two to five years. Turnaround costs are capitalized and amortized over the period to the next scheduled turnaround or change-out. In order to minimize downtime during turnarounds, contract labor as well as maintenance personnel are utilized on a continuous 24 hour basis. Whenever possible, turnarounds are scheduled so that some units continue to operate while others are down for maintenance. The costs of turnarounds are recorded as deferred charges and are amortized over the expected periods of benefit.

Long-lived Refining Assets

Depreciation and amortization is calculated based on estimated useful lives and salvage values. When assets are placed into service, estimates are made with respect to their useful lives that are believed to be reasonable. However, factors such as competition, regulation or environmental matters could cause changes to estimates, thus impacting the future calculation of depreciation and amortization. Long-lived assets are also evaluated for potential impairment by identifying whether indicators of impairment exist and, if so, assessing whether the long-lived assets are recoverable from estimated future undiscounted cash flows. The actual amount of impairment loss, if any, to be recorded is equal to the amount by which a long-lived asset's carrying value exceeds its fair value. Estimates of future discontinued cash flows and fair values of assets require subjective assumptions with regard to future operating results and actual results could differ from those estimates.

RISK MANAGEMENT - MRC

Certain strategies could be used to reduce some commodity prices and operational risks. No attempt will be made to eliminate all market risk exposures when it is believed the exposure relating to such risk would not be significant to future earnings, financial position, capital resources or liquidity or that the cost of eliminating the exposure would outweigh the benefit. MRC's profitability will depend largely on the spread between market prices for refined products sold and market prices for crude oil purchased. A substantial or prolonged reduction in this spread could have a significant negative effect on earnings, financial condition and cash flows.

Petroleum commodity futures contracts could be utilized to reduce exposure to price fluctuations associated with crude oil and refined products. Such contracts could be used principally to help manage the price risk inherent in purchasing crude oil in advance of the delivery date and as a hedge for fixed-price sales contracts of refined products. Commodity price swaps and collar options could also be utilized to help manage the exposure to price volatility relating to forecasted purchases of natural gas. Contracts could also be utilized to provide for the purchase of crude oil and other feedstocks and for the sales of refined products. Certain of these contracts may meet the definition of a hedge and may be subject to hedge accounting.
The supply and use of heavy crude oil from the company's Great Divide Oil Sands Project, as a feedstock for the refinery, would provide a physical hedge to this exposure, as planned.


CONNACHER
OIL AND GAS LIMITED




Q2

MRC's operations are subject to normal hazards of operations, including fire, explosion and weather-related perils. Various insurance coverages, including business interruption insurance, are maintained in accordance with industry practices. However, MRC is not fully insured against certain risks because such risks are not fully insurable, coverage is unavailable, or, in management's judgment, premium costs are prohibitive in relation to the perceived risks.

Additionally, the company has recently issued parental guarantees and indemnifications on behalf of MRC. This is considered to be in the normal course of business. The company has not entered into any off-balance sheet arrangements.

EMPLOYEE FUTURE BENEFITS PLANS - MRC

As a consequence of the refinery acquisition and related employment of refinery personnel, MRC adopted new employee future benefit plans with effect from March 31, 2006.

A non-contributory defined benefit retirement plan covers only MRC's employees from March 31, 2006. MRC's policy is to make contributions annually of not less than the minimum funding requirements of the United States Employee Retirement Income Security Act of 1974. Benefits are to be based on the employee's years of service and compensation.

MRC also established new defined contribution (US tax code "401(k)") plans that cover all of its employees from March 31, 2006. The company's contributions are based on employees' compensation and partially match employee contributions.

BUSINESS RISKS

Other than as noted above for "Risk Management - MRC," there was no material change in the company's risks or risk management activities since December 31, 2005. Connacher's risk management activities are conducted according to policies and guidelines established by the Board of Directors. Readers should refer to Connacher's 2005 AIF and the risk management section of the 2005 annual MD&A.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

The company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and has determined that the following may have a significant impact on the company.

Beginning with the year ending December 31, 2007 the company will be required to adopt, if applicable, the Canadian Institute of Chartered Accountants ("CICA") Section 1530, 3251, 3855 and 3865 on "Comprehensive Income", "Equity", "Financial Instruments – Recognition and Measurement", and "Hedges" respectively, all of which were issued in January 2005. Under the new standards additional financial statement disclosure, namely Consolidated Statement of Other Comprehensive Income, has been introduced that will identify certain gains and losses, including the foreign currency translation adjustments and other amounts arising from changes in fair value, to be temporarily recorded outside the income statement. In addition, all financial instruments, including derivatives, are to be included in the company's Consolidated Balance Sheet and measured, in most cases, at fair values. Requirements for hedge accounting have been further clarified. Although Connacher is in the process of evaluating the impact of these standards, the company does not expect the Financial Instruments and Hedges standards to have a material impact on its Consolidated Financial Statements.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of the plan, Canadian GAAP for public companies will converge with International Financial Reporting Stands ("IFRS") over the next five years. The company continues to monitor and assess the impact of the convergence of Canadian GAAP with IFRS.

OUTLOOK

The company's business plan anticipates substantial growth. Emphasis will continue to be on delineating and developing the Great Divide Oil Sands Project in Alberta while continuing to develop the company's recently-expanded conventional production base and profitably operating the Montana refinery. Timing for development and first production from the Great Divide Oil Sands Project is subject to availability of the component equipment, access to skilled personnel and availability of drilling rigs. Additional financing may be required for the Great Divide Oil Sands Project and the company's conventional petroleum and natural gas assets.

Additional information relating to Connacher, including Connacher's Annual Information Form, can be found on SEDAR at www.sedar.com.





QUARTERLY RESULTS

	2004		2005				2006	
Three Months Ended	Sept 30	Dec 31	Mar 31	Jun 30	Sept 30 (3)	Dec 31	Mar 31 (5)	June 30
Financial Highlights ($000 except per share amounts)- Unaudited								
Total revenue	2,383	1,987	1,857	2,796	4,183	3,542	4,446	64,614
Cash flow from operations before working capital changes (1)	478	471	265	877	1,978	1,238	1,725	9,499
Basic, per share (1)	0.01	0.01	-	0.01	0.02	0.01	0.01	0.05
Diluted, per share (1)	0.01	0.01	-	0.01	0.02	0.01	0.01	0.05
Net earnings (loss)	(869)	(150)	1,673	(230)	(1,034)	582	(666)	(2,419)
Basic, per share	(0.02)	-	0.02	-	(0.01)	-	-	(0.01)
Diluted, per share	(0.02)	-	0.02	-	(0.01)	-	-	(0.01)
Capital expenditures and acquisitions	681	3,954	6,047	5,649	2,870	2,241	300,836	34,280
Proceeds on disposal of PNG properties	17,564	(49)	-	-	-	-	-	-
Bank debt	7,563	-	-	250	-	-	17,600	70,365
Working capital surplus (deficiency)	(6,644)	3,549	5,588	854	67,440	75,427	(11,061)	(42,483)
Cash on hand (net debt)	(14,207)	3,914	8,286	2,629	67,708	75,511	(4,527)	7,505
Shareholders' equity	20,090	40,375	41,079	41,090	113,081	129,108	337,584	340,639
Operating Highlights - Conventional								
Production / sales volumes								
Natural gas - mcf/d	1,068	1,290	1,328	1416	497	86	2,600	15,172
Crude oil - bbl/d	636	646	629	702	808	775	689	1,026
Equivalent - boe/d (2)	814	861	850	938	891	789	1,122	3,554
Pricing								
Crude oil - $/bbl	36.58	30.68	30.02	41.23	53.40	41.54	40.93	61.45
Natural gas - $/mcf	2.21	1.29	1.18	0.99	1.88	7.55	6.34	5.66
Selected Highlights - $/boe (2)								
Weighted average sales price	31.48	24.93	24.04	32.35	49.48	41.61	39.83	41.88
Other income	0.33	0.15	0.24	0.41	1.57	7.15	4.20	0.04
Royalties	6.06	4.64	4.82	8.06	11.73	7.76	8.02	10.43
Operating costs	8.70	7.98	7.01	7.42	7.69	8.90	8.24	7.63
Netback (4)	17.05	12.47	12.45	17.28	31.63	32.09	27.77	23.86
Operating Highlights - Refining								
Refining production –bbl/d								6,932
Net sales per produced barrel sold ($)								89.38
Operating margin per produced barrel ($)								6.99
Common Share Information								
Shares outstanding at end of period (000's)	47,668	89,627	92,753	93,013	134,236	139,940	191,257	191,924
Weighted average share outstanding for the period								
Basic (000's)	47,400	50,908	91,189	92,875	103,851	136,071	154,152	191,672
Diluted (000's)	47,504	53,329	94,197	95,555	106,397	142,507	160,574	198,931
Volume traded during quarter (000's)	8,880	25,256	40,486	16,821	180,848	100,246	148,184	80,347
Common share price ($)								
High	0.44	0.80	1.22	1.05	2.69	4.20	6.07	5.05
Low	0.28	0.29	0.49	0.68	0.76	1.09	3.47	3.10
Close (end of period)	0.32	0.55	0.93	0.82	2.54	3.84	4.95	4.30

(1) Cash flow from operations before working capital changes and cash flow per share do not have standardized meanings prescribed by Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures used by other companies. Cash flow from operations before working capital changes includes all cash flow from operating activities and is calculated before changes in non-cash working capital. The most comparable measure calculated in accordance with GAAP would be net earnings. Cash flow from operations before working capital changes is reconciled with net earnings on the Consolidated Statement of Cash Flows and in the accompanying Management Discussion & Analysis. Management uses these non-GAAP measurements for its own performance measures and to provide its shareholders and investors with a measurement of the company's efficiency and its ability to fund a portion of its future growth expenditures.

(2) All references to barrels of oil equivalent (boe) are calculated on the basis of 6 mcf : 1 bbl. Boes may be misleading, particularly if used in isolation. This conversion is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) In the third quarter of 2005, the company discontinued consolidating the financial and operational results of Petrolifera Petroleum Limited. Comparative figures have not been restated.

(4) Netback is a non-GAAP measure used by management as a measure of operating efficiency and profitability. It is calculated as petroleum and natural gas revenue less royalties and operating costs. Refer to MD&A for netbacks by product type.

(5) Reflects the financial and operating results relating to the acquisition of Luke following closing on March 16, 2006.